Exhibit10.1

AMENDED AND RESTATED

EXCLUSIVE PREFERRED PARTNER, CO-PROMOTION, DEVELOPMENT COLLABORATION AND LICENSE AGREEMENT

THIS AMENDED AND RESTATED COLLABORATION AGREEMENT (this “Agreement”) is made and entered into as of July 10, 2023 (the “Restatement Date”), by and between Sanofi US Services, Inc., a Delaware corporation, with a place of business located at Head Office 55 Corporate Drive, Bridgewater, NJ 08807, United States (“Sanofi”) and Dario Health Corp., a Delaware corporation with a place of business located at 18 West 18th Street, New York 10011, United States (“Dario”). Sanofi and Dario are each referred to individually as a “Party” and collectively as the “Parties”.

WHEREAS, Dario is a digital therapy technology company which has developed and commercializes a mobile and web-based, customized, user-centric, modular platform, integrating digital therapeutics, coaching, devices, and care providers, currently supporting diabetes, pre-diabetes, hypertension, behavioral health (BH), musculoskeletal (MSK), and obesity;

WHEREAS, Sanofi and Dario wish to jointly co-promote Dario’s Solution to Targeted Channels in the Territory and for the Therapeutic Areas;

WHEREAS, Sanofi and Dario also wish to develop and co-promote new digital therapy applications that combine the Solution with Sanofi know how and proprietary Sanofi assets, and conduct relevant medical studies (prospective and retrospective, medical and health economic) to understand various intermediate, post-intermediate, and long term health outcomes;

WHEREAS, the Parties initially entered into a collaboration agreement with respect to the foregoing activities on February 28, 2022 (the “Initial Agreement”); and

WHEREAS, the Parties now desire to amend and restate the Initial Agreement in its entirety on the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of these premises and mutual promises and agreements herein set forth, and other valuable consideration, the sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS. In this Agreement the following words and phrases have the following meanings:
1.1

“Adequate Anonymization Process” means a process through which Personal Data is subjected to various processing operations resulting in the inability for the data processing owner or any person who will be granted access to such data to relate it to an identified or identifiable natural person without implementing disproportionate efforts. Any Adequate Anonymization Process must at least include actions relating to (i) perturbation of the Personal Data (e.g. through the removal of certain characteristics of the data); (ii) contractual or operational restrictions on the use of the data sets (e.g. through contractual restrictions on the matching, combination or re-identification attempts relating to the data sets) and (iii) technical and organizational security measures designed to ensure the confidentiality of the data sets (e.g. through access rights management). Any anonymization process shall only be regarded as an Adequate Anonymization Process on a case by case basis.

1.2	“Advanced Discussion List” means accounts in the Health Plan Channel provided on Exhibit E. Accounts may be removed from the Advanced Discussion List upon approval by the JSC.
1.3

“Affiliate” of a Party means any corporation or other business entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Party for so long as such Party controls, is controlled by or is under common control with such corporation or other business entity. As used herein, the term “control” means the direct or indirect ownership of 50% or more of the stock having the right to vote for directors thereof or other ownership interest or the ability to otherwise control the management thereof.

1.4	“Agreement” has the meaning set forth in the preamble hereto.
1.5	“Amwell” means American Well Corporation and its Affiliates.
1.6

“Anonymized Data” means Personal Data which has been subjected to an Adequate Anonymization Process ensuring that, at the time of its processing, it cannot be related to an identified or identifiable natural person.

1.7

“Applicable Law” means applicable laws, rules or regulations, including any rules, regulations or other requirements of any applicable federal, national, regional, state, provincial or local regulatory agencies, departments, bureaus, commissions, councils or other government entities regulating or otherwise exercising authority with respect to the activities conducted pursuant to this Agreement, including, but not limited to, applicable Data Protection Laws, the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301, et seq.) and the regulations promulgated thereunder (“FDCA”), the Public Health Service Act (42 U.S.C. 262) (“PHSA”) and the regulations promulgated thereunder; the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b), the federal False Claims Act (31 U.S.C. § 3729 et seq.), federal, state or provincial licensing, disclosure and reporting requirements, and all state consumer and other privacy and anti-kickback laws, in each case, as amended from time to time.

1.8

“Bundled Account” means any account on the Bundling Discussions List that enters into both (a) a Sanofi Rebate Agreement and (b) a Dario Platform Agreement for the term of such Dario Platform Agreement. A list of Bundled Accounts will be maintained by the JSC.

1.9	“Bundled Member Data” has the meaning set forth in Section 3.3.
1.10	“Bundling Discussion List” means the accounts listed on Exhibit H. Accounts may be added or removed from the Bundling Discussion List upon approval by the JSC.

1.11

“Business Day” means any twenty-four (24) hour day period other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

1.12

“Calendar Quarter” means any of the 3-month periods beginning on January 1, April 1, July 1 or October 1 of any Calendar Year, except that the first Calendar Quarter of the Term will commence on the Effective Date and end on March 31, 2022, and the last Calendar Quarter will end on the last day when all of Dario’s post-Term revenue share payment obligations pursuant to Section 7.4.1.2, Section 7.4.2.2 and Section 7.4.3 terminates. For clarity, the end date of the last Calendar Quarter shall not be a date that is later than three (3) years from the Termination Date.

1.13

“Calendar Year” means (a) for the first Calendar Year, the period commencing on the Effective Date and ending on December 31, 2022, (b) for the last Calendar Year, the period commencing on January 1 of the last year of the Term, and ending on the last day of the Term, and (c) each interim period of 12 months commencing on January 1 and ending on December 31.

1.14

“Change of Control” means, with respect to a Party, from and after the Effective Date: (a) a merger or consolidation in which (i) such Party is a constituent party, or (ii) an Affiliate of such Party that directly or indirectly controls such Party is a constituent party, except in the case of either clause (i) or (ii) any such merger or consolidation involving such Party or such Affiliate in which the shares of capital stock of such entity outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or are exchanged for shares of capital stock which represent, immediately following such merger or consolidation, fifty percent (50%) or more by voting power of the capital stock of (A) the surviving or resulting corporation or (B) a parent corporation of such surviving or resulting corporation, whether direct or indirect; (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by such Party or an Affiliate of such Party of all or substantially all of the assets of such Party or such Affiliate taken as a whole and whether owned directly or indirectly through Affiliates (except where such sale, lease, transfer, exclusive license or other disposition is to an Affiliate of such Party existing prior to such time); or (c), any “person” or “group”, as such terms are defined in Sections 13(d) and 14(d) of the U.S. Securities Exchange Act of 1934, in a single transaction or series of related transactions, becomes the beneficial owner as defined under the U.S. Securities Exchange Act of 1934, directly or indirectly, whether by purchase or acquisition or agreement to act in concert or otherwise, of fifty percent (50%) or more by voting power of the then-outstanding capital stock or other equity interests of such Party or a subsidiary of such Party.

1.15	“Claims” has the meaning set forth in Section 11.1.
1.16	“Competing Solution” has the meaning set forth in Section 6.2.1.
1.17	“Confidential Information” has the meaning set forth in Section 9.1.

1.18	“Contractual Personal Data” has the meaning set forth in Section 8.6.7.
1.19

“Dario Background IP” means any Intellectual Property rights owned or controlled by Dario which has been licensed or developed, or is later licensed or developed, by or on behalf of Dario outside the scope of this Agreement. For clarity, Dario Background IP includes Intellectual Property rights relating to the Solution.

1.20	“Dario Competitor Companies” means [**].
1.21	“Dario Data” means all data and information controlled by Dario that is not included in Sanofi Data.
1.22

“Dario Foreground IP” means (a) Dario Solution Enhancements, (b) the Intellectual Property rights other than Sanofi Foreground IP that are embodied in, claim, or cover the Enhanced Solution, or any element thereof, and (c) all Intellectual Property conceived, invented, produced, developed, fabricated, authored, generated or reduced to practice by Dario other than pursuant to a Development Plan.

1.23

“Dario Member Data” means all De-Identified personal data of Enrolled Users of the Dario integrated platform (meaning Dario’s multi-condition digital therapeutics platform through which Enrolled Users can access solutions for diabetes, hypertension, weight management, MSK and BH) with respect to which Dario has the right to disclose such data to Sanofi pursuant to this Agreement. Dario Member Data excludes data from non-Dario integrated solution services (where “non-integrated” services refer to Dario’s stand-alone platforms for MSK and BH).

1.24

“Dario Platform Agreement” means a platform service agreement between Dario and a third party, including any related data processing or business association agreements required in connection therewith, pursuant to which Dario agrees to provide access to such third party’s members to the Solution or Enhanced Solutions.

1.25

“Data Protection Laws” means any and all Applicable Laws relating (specifically or generally) to the processing of data relating to individuals including but not limited to (a) all U.S. state and federal privacy and data protection laws, including, to the extent applicable, the Health Insurance Portability and Accountability Act of 1996, (42 U.S.C. § 300gg, 29 U.S.C § 1181 et seq., and 42 USC 1320d et seq.) and the rules promulgated thereunder (“HIPAA”); (b) the federal Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”); and (c) the General Data Protection Regulation ((EU) 2016/679) (“EU GDPR”) and any national implementing law relating thereto.

1.26

“Dario Solution Enhancement” means improvements to the Solution that are necessary to effectuate a Development Plan but are peripheral to the requirement and features described in the Development Plan.

1.27

“De-Identified” means, with respect to any Personal Data collected or Processed pursuant to this Agreement, which has been de-identified in accordance with Section 164.514(a) of the HIPAA Health Insurance Portability and Accountability Act (HIPAA) Privacy Rule.

1.28

“Derivative Work” means any work product, study and analysis results, reports, publications and other data, generated by or on behalf of Sanofi using Dario Member Data as source data alone or in combination with other data.

1.29	“Development Plan” means the written plan to develop the Enhanced Solution(s), including the components set forth in Section 2.3.
1.30	“Disclosing Party” has the meaning set forth in Section 9.1.
1.31	“Dollars” or “$” means the legal tender of the United States.
1.32	“Effective Date” means February 28, 2022.
1.33

“Employer Channel” means (1) employers who contract directly with Dario, (2) private self-funded insurance accounts, (3) pharmacy benefit managers accounts, (4) Third Party administrators (e.g. Maestro), (5) employee benefit consultants (e.g. Mercer), and (6) employee benefit digital health brokers (e.g., Vitality and other channel partners). For clarity, Employer Channel shall not include Amwell or any Bundled Account.

1.34	“Enhanced Solution(s)” has the meaning set forth in Section 4.1.
1.35	“Enrolled User” means an eligible (where “eligible” is defined pursuant to Dario’s end customer contracts) member who agreed to use the Solution or Enhanced Solution.
1.36

“Enrollment Rate” means the percentage calculated by taking the sum of all Enrolled Users from accounts that have been active for at least six (6) months, across all Targeted Channel accounts, and then dividing such sum by the sum of Total Eligible Lives that have been contiguously eligible for at least six (6) months, across all Targeted Channel accounts.

1.37	“Evidence Generation Plan” has the meaning set forth in Section 4.2.9.
1.38	“Excluded Channel” means the direct-to-consumer (DTC) market.
1.39	“Existing Customer” means a customer who was an Enrolled User prior to, or as of, the Effective Date, as set forth in Exhibit G.
1.40

“Fair Market Value” means the monetary consideration that, in an open and unrestricted market place, a prudent and informed buyer would pay to a prudent and informed seller, for the relevant goods or services, each acting with the other and under no compulsion to act. The Fair Market Value of the initial rates and associated calculation are set forth in Exhibit A, and Fair Market Value may be updated from time to time as set forth in Exhibit A.

1.41	“FDA” means the United States Food and Drug Administration.
1.42	“Fee Report” has the meaning set forth in Section 7.8.1.
1.43	“First Contingent Payment” has the meaning set forth in Section 7.3.
1.44	“Force Majeure Event” has the meaning set forth in Section 13.3.
1.45

“Health Plan Channel” means (1) public insurance Medicare accounts, (2) public insurance Medicaid accounts, (3) private fully-insured insurance accounts, and (4) At-risk Integrated Delivery Networks Accounts (“IDN Accounts”), in each case that provide the Solution and Enhanced Solution to their respective customers, directly or through an intermediary. For clarity, Health Plan Channel shall not include Amwell or any Bundled Account.

1.46	“Health Plan Revenue Share Stoppage” has the meaning set forth in Section 7.4.1.3.
1.47

“Intellectual Property” means: (i) all Patents, copyrights, Trademarks, trade secrets, and all other intellectual property and proprietary rights and goodwill associated with the foregoing; (ii) databases, algorithms, inventions, processes and techniques (including research techniques, algorithms for data analysis and processes for conducting real world evidence data research); (iii) computer software (including source code, object code, firmware, operating systems and specifications); (iv) copies and tangible embodiments of any of the foregoing, in whatever form or medium; and (v) all rights to sue for past, present and future infringement, misappropriation, dilution, misuse or other violation of any of the foregoing, including for injury to goodwill, and to recover all proceeds relating to any of the foregoing, including licenses, royalties, income, payments, claims, damages (including attorneys’ payments and expert payments) and proceeds of suit under the laws of any jurisdiction worldwide.

1.48

“Introduction” means Sanofi has identified to Dario a relevant account, Dario has accepted for Sanofi to introduce Dario to this account, and a meeting between Dario and the account occurs. A list of completed Introductions will be maintained by the JSC.

1.49	“JSC” means the Joint Steering Committee.
1.50	“Losses” has the meaning set forth in Section 11.1.
1.51

“Market Research” means the systematic gathering and interpretation of information from or about individuals or organizations using statistical and analytical methods and techniques of the applied social sciences in order for Sanofi or its Affiliates to gain insight or support decision making. “Market Research” includes Syndicated Secondary Market Research and Primary Market

Research but excludes Clinical Study, Retrospective and Prospective Real-World Study.

1.52	“Monthly Account Report” has the meaning set forth in Section7.8.1.2.
1.53

“Net Sales” means the gross receipts invoiced and recognized by Dario directly from its sales of subscriptions and licenses to the Solution and the Enhanced Solutions to entities other than those on the Advanced Discussion List (and for the avoidance of doubt, excluding sales made prior to the Effective Date, and excluding sales made to Existing Customers), upon meeting Dario’s applicable revenue recognition criteria and after deduction of the following amounts, which are actually incurred, allowed, accrued or specifically allocated during such Calendar Year or Calendar Quarter:

i.	royalties or commissions paid to Third Party intermediaries (including channel partners and distributors);
ii.	chargebacks;
iii.	sales taxes and other government duties;
iv.

discounts, including cash, trade and quantity discounts inclusive of free goods, price reduction programs (including co-pay assistance, compulsory refunds, and any other patient payment assistant programs), retroactive price adjustments with respect to licenses or sales of such Solution or Enhanced Solutions; and

v.	amounts repaid or credited by reason of defects, refunds, returns, rebates and billing errors.
1.54	“Negotiation Period” has the meaning set forth in Section 6.3.
1.55	“Officials” has the meaning set forth in Section 8.7.
1.56	“Option” has the meaning set forth in Section 6.3.
1.57	“Option Exercise Notice” has the meaning set forth in Section 6.3.
1.58	“Option Notice” has the meaning set forth in Section 6.3.
1.59	“Optioned Activity” has the meaning set forth in Section 6.3.
1.60

“Other Foreground IP” mean any Intellectual Property conceived, produced, invented, authored, developed, fabricated, generated, or reduced to practice by a Party or by the Parties under this Agreement that is neither Dario Foreground IP nor Sanofi Foreground IP.

1.61	“Parties” has the meaning set forth in the preamble hereto.
1.62	“Party” has the meaning set forth in the preamble hereto.

1.63

“Patent” means national, regional and international (a) issued patents and pending patent applications (including provisional patent applications), (b) patent applications filed either from the foregoing or from an application claiming priority to the foregoing, including all provisional applications, converted provisionals, substitutions, continuations, continuations-in-part, divisions, renewals and continued prosecution applications, and all patents granted thereon, (c) patents-of-addition, revalidations, reissues, reexaminations and extensions or restorations by existing or future extension or restoration mechanisms, including patent term adjustments, patent term extensions, supplementary protection certificates or the equivalent thereof, (d) inventor’s certificates, utility models, petty patents, innovation patents and design patents, (e) other forms of government-issued rights substantially similar to any of the foregoing, including so-called pipeline protection or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any of such foregoing, and (f) United States and foreign counterparts of any of the foregoing.

1.64	“Patentable Intellectual Property” means Intellectual Property that the Parties reasonably believe to be both novel and non-obvious under the Applicable Law.
1.65	“Payment” has the meaning set forth in Section 8.7.
1.66	“Payment Schedule” means the payment schedule set for development costs within a Development Plan, including the associated budget allocation and milestone payments.
1.67

“Personal Data” means any information relating to Enrolled Users which is protected by applicable Data Protection Law. At minimum the Personal Data shall include information relating to an identified person or a person who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, contact details, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person. The description of Personal Data, the data flow and processing will be described in the data processing agreement as defined in Section 8 of the Agreement.

1.68	“PHI” means protected health information as defined in 45 C.F.R. § 160.103.
1.69

“Primary Market Research (PMR)” is the process of asking questions directly to customers (health care providers, patients, consumers, payers, etc.) for gathering, analyzing and interpreting information from or about individuals, organizations and/or marketplaces using qualitative and/or quantitative methods. It is defined by the objective of providing insight to address business questions and support decision making.

1.70

“Product Complaint” means any written or oral information received from a complainant that alleges deficiencies related to quality, safety, or performance of the Solution or an Enhanced Solution after it has been released and distributed to the commercial market or used in a Study. Product Complaint shall include reports of the failure of a product to meet its performance specifications or otherwise perform as intended.

1.71	“Promotional Materials” means any promotional or marketing communications describing the Solution or Enhanced Solution.
1.72

“Prospective Real World Evidence Study” means any research sponsored or organized by SANOFI or its Affiliates, carried out on human subjects for the purpose of developing biological, scientific, or medical knowledge and which requires primary data collection to be conducted. A prospective Real World Evidence Study is not a Clinical Study.

1.73	“Qualifying Employer Channel Account” means any account in the Employer Channel that was contracted pursuant to an Introduction.
1.74	“Qualifying Health Plan Account” means any account in the Health Plan Channel that was contracted pursuant to an Introduction.
1.75

“Post-Term Qualifying Health Plan Channel Revenue” means, on a Calendar Quarter basis, sum of two (2) times the Net Sales of the Solution and the Enhanced Solution from each Qualifying Health Plan Account that exists as of the Termination Date during the remainder of the contract term (excluding renewals) for such Qualifying Health Plan Account, up to the maximum of Net Sales of the Solution and the Enhanced Solution from all accounts in the Health Plan Channel in the applicable Calendar Quarter. For clarity, Post-Term Qualifying Health Plan Channel Revenue for the first Calendar Quarter following the termination of the Agreement will be calculated from the date immediately following the Termination Date to the last day of that Calendar Quarter.

1.76	“Receiving Party” has the meaning set forth in Section 9.1.
1.77

“Retrospective Real-World Study” means any research sponsored or organized by SANOFI or its Affiliates, conducted solely through the reuse of data for the purpose of developing biological, scientific, or medical knowledge and in which there is no interaction with study subjects except to obtain consent. Retrospective Real-World Studies include the analysis of data collected prior to the initiation of the Study and scientific activities based on secondary use of data acquired from Third Parties and previously collected for other purposes.

1.78	“Sanofi Background IP” means any Intellectual Property owned or controlled by Sanofi which has been developed, or is later developed, by Sanofi outside the scope this Agreement.
1.79

“Sanofi Data” means data embodied in results of Sanofi’s market access relationships and capabilities, data and analytics capabilities, and market research, and any other information generated by Sanofi under this Agreement.

1.80	“Sanofi Excluded Companies” means [**].

1.81

“Sanofi Foreground IP” means (i) all Intellectual Property conceived, produced, developed, fabricated, generated, or reduced to practice by or on behalf of (but not on behalf of Sanofi by Dario hereunder) Sanofi under this Agreement (including, for the removal of doubt, Derivative Works) and (ii) all Patentable Intellectual Property conceived, produced, developed, fabricated, generated or reduced to practice in connection with the Agreement under a Development Plan. For clarity, Sanofi Foreground IP does not include Dario Background IP.

1.82	“Sanofi North America Market Access Diabetes Group” has the meaning set forth in Section 6.2.1.
1.83

“Sanofi Rebate Agreement” means a rebate agreement between Sanofi and an account listed on the Bundling Discussion List, pursuant to which Sanofi shall provide an incremental rebate (the amount of such rebate to be determined by Sanofi at its sole discretion) on certain Sanofi products in exchange for, and conditioned upon, such account’s participation in the Solution or Enhanced Solutions via a Dario Platform Agreement, as further set forth in Section 3.3.

1.84	“Second Contingent Payment” has the meaning set forth in Section 7.3.
1.85	“Senior Officers” shall mean for Sanofi, Olivier Bogillot, its General Manager General Medicines, USA and for Dario, Erez Raphael, its CEO.
1.86

“Solution” means Dario’s products and services offered as of the Effective Date, including Dario’s devices and accessories that integrate with applications on a user’s smartphone, DarioEngage, a chronic condition coaching and integration platform, and Dario Loop, an AI-driven engine which personalizes user experience across a range of factors including timing, tone, channel, content, frequency, and intervention. The Solution includes enhancements, modifications and improvements to the foregoing, whether through development or through acquisition, and excludes Unavailable Products.

1.87	“Study” means, collectively, any Market Research and/or Clinical Study and/or Retrospective and/or Prospective Real-World Study, in each case as conducted by Sanofi.
1.88

“Syndicated Secondary Market Research” or “Syndicated SMR” refers to research projects conducted using preexisting aggregated data collected by the entity in charge of conducting the Syndicated SMR and licensed to and/or purchased by multiple subscribers, and not specifically conducted or collected at the request of one client. Secondary data analyses include but are not limited to sales volume or value data, prescription data, promotional volume or spending value data, longitudinal patient data, aggregated or compiled meta-analysis or data.

1.89

“Targeted Channel” means entities within the Health Plan Channel and the Employer Channel that Dario contracts with in order to license or sell (directly or in-directly through resellers, distributors or channel partners) the Solution and any Enhanced Solutions. Targeted Channels expressly exclude Excluded Channels.

1.90	“Term” has the meaning set forth in Section 12.1.
1.91	“Termination Date” means the date corresponding to the last day of the Term.
1.92	“Territory” means the United States of America.
1.93

“Therapeutic Areas” means (1) diabetes, (2) pre-diabetes, (3) obesity, (4) behavioral health, (5) musculoskeletal conditions only when bundled with diabetes, pre-diabetes, obesity and/or behavioral health, (6) hypertension only when bundled with only when bundled with diabetes, pre-diabetes, obesity or behavioral health, (7) any therapeutic area other than the foregoing (1) through (6) which Dario independently, commercializes and integrates into the Solution, and (8) any therapeutic area other than the foregoing (1) through (6) that is integrated by Dario into the Solution pursuant to Dario’s acquisition of a Third Party’s business or assets in such therapeutic area.

1.94	“Third Party” means any person or entity other than Sanofi, Dario and their respective Affiliates, officers, directors, employees and agents.
1.95

“Tokenization” means, when applied to data security, the process of substituting a sensitive data element with a non-sensitive equivalent, referred to as a token, that has no extrinsic or exploitable meaning or value. The token is a reference that maps back to the sensitive data through a tokenization system.

1.96	“Total Eligible Lives” means the total number of users eligible (defined pursuant to Dario’s end customer contracts) to enroll in a Dario product or service.
1.97

“Trademarks” means, collectively, trademarks, service marks, trade dress, logos, brand names, trade names, corporate names and Internet domain names (in each case, whether or not registered), including all variations, derivations, combinations, applications, registrations, and renewals therefor, and all rights and priorities with respect thereto afforded under the Applicable Law of any jurisdiction worldwide, together with all goodwill associated therewith.

1.98	“Transition Payment” means [**].
1.99

“Unavailable Product” means a digital product or service that is (i) a platform-as-a-service (PaaS); or (ii) a standalone behavior health with optional employee assistance plan (EAP) product or service (e.g. is stand-alone and not combined or bundled with any non-behavioral health product or service). No Enhanced Solution(s) will include an Unavailable Product.

1.100	“Year X” means the corresponding “X” anniversary of the Effective Date. For example, Year 2 means the 12-month period beginning on the first (1st)

anniversary of the Effective Date, Year 3 means the 12-month period beginning on the second (2nd) anniversary of the Effective Date, and so on.

1.101	“Year 2 Additional Development Cost” has the meaning set forth in Section 7.2.2.
1.102	“Year 3 Additional Development Cost” has the meaning set forth in Section 7.2.3.
1.103	“Year 5 Development Cost” has the meaning set forth in Section 7.2.4.
2.	GOVERNANCE
2.1

Alliance Managers. Promptly following the Effective Date, each Party will designate an individual to act as the primary point of contact between the Parties (each such individual, an “Alliance Manager”) to facilitate the effective exchange of information between the Parties, discuss the Parties’ respective performance under this Agreement, assist with governance activities and serve as the initial point of contact to resolve any disputes between the Parties. The Alliance Managers will jointly be responsible for (a) the preparation and circulation of JSC meeting minutes for approval, (b) facilitate the scheduling and conduct of JSC meetings, (c) launch of the collaboration, (d) ensuring that relevant action items from JSC meetings are carried out or otherwise addressed, and (e) bringing matters to the attention of the relevant JSC subcommittee, as applicable. The Alliance Managers will be permanent guests at the JSC meetings or at any related forums. They will receive all meeting materials, but will not be members of any such committees and will have no voting rights. A Party may replace its designated Alliance Manager at any time by written notice to the other Party.

2.2	The Joint Steering Committee.
2.2.1

Formation and Composition. Within 30 days after the Effective Date, each Party will appoint its initial members of the JSC, which will be composed of two (2), and always an equal number of, appointed representatives of each of Sanofi and Dario.

2.2.2

Meetings. The JSC shall meet on a quarterly basis, with each meeting to take place no later than ten (10) Business Days after the start of each Calendar Quarter, unless otherwise agreed to by the Parties. If possible, the meetings shall be held in person or where appropriate, by video or telephone conference. The location of face-to-face meetings of the JSC shall be subject to mutual agreement by the Parties on a case-by-case basis. The Parties shall determine the form of the meeting, including not but limited to virtual or video conferencing. Except as otherwise set forth herein, decisions shall be made unanimously, each Party having one (1) vote regardless of the number of representatives present or voting; provided, that no such decision/vote shall be valid unless each Party is represented by at least one member’s actual or virtual presence at the meeting at which the vote is taken. Subject to appropriate confidentiality undertakings where applicable, additional participants may be invited by any member to attend meetings where appropriate. Such additional participants shall not be deemed to be, or have any rights or responsibilities of, a member of the JSC. Subject to the terms of this Agreement, and except as otherwise specifically provided by the terms of this Agreement, including the dispute resolution provisions of Section 2.4, the JSC shall have the final decision-making authority with respect to all matters within the jurisdiction of any of the committees established pursuant to this Agreement which are referred to the JSC for determination or resolution. The JSC shall exercise this authority in good faith and in accordance with this Agreement, all decisions shall have a reasonable basis, and subject to the terms of this Agreement, any such decision shall be binding upon the Parties. Where the JSC is unable to reach consensus regarding a matter before it for decision, such disputes shall be resolved in accordance with the provisions of Section 2.4 hereof.

2.3	Responsibilities of the JSC. Except as otherwise set forth herein, the JSC shall coordinate all co-promotion, development and evidence generation activities of the Parties under this Agreement.

The responsibilities of the JSC shall be exercised consistent with this Agreement and shall include, but shall not be limited to, the following:

a)	To define, approve and update or amend Development Plans, which shall include the following:
i.	the product requirements that define the unique features as specified by the Parties using an agile development methodology, as described in Exhibit F;
ii.

development milestones to develop the product with corresponding project deliverables, program timelines and success criteria. Milestones shall include, inter alia, beta testing, proof of concept and validation and be consistent with the agile development methodology;

iii.	the regulatory strategy (as needed); and
iv.

Cost and Payment Schedule based on the Fair Market Value of the activities to be conducted by Dario pursuant to such Development Plan. For clarity, the amounts due under any Development Plan will reflect the Fair Market Value of the activities under such Development Plan and shall not exceed the amounts listed in Section 7.2.

In the event the Parties cannot agree to add an idea proposed by either Party to the Development Plan, with Dario voting against the addition of the idea to the Development Plan, Sanofi will retain a right of first negotiation as described in Section 6.3 with respect to such idea in the event Dario proceeds with such idea individually.

b)	determine co-promotion strategy and activities of the Solution;
c)

review financial information provided pursuant to Section 4.2.6 and if any financial information provided suggests that Dario may, within the next six (6) months, not have the resources necessary to perform any activities assigned to Dario under the Development Plan, determine where mitigation strategies are necessary under Section 4.2.6;

d)	determine pricing and marketing strategy for the Enhanced Solution;
e)

determine whether or not a customer or potential customer falls within a Targeted Channel; provided, in the event an account falls into both the Health Plan Channel and Employer Channel, the Parties will discuss in good faith how that account will be address financially, and Sanofi may decide whether or not to make the Introduction based on this determination;

f)

determine updates and amendments to Dario Competitor Companies list, Advanced Discussion List, Bundling Discussion List and Sanofi Excluded Companies; provided, that if the JSC determines to add an entity to the Bundling Discussion List that is also on the Advanced Discussion List, such entity will be removed from the Advanced Discussion List;

g)	determine each Introduction and maintain a list of all Introductions, Qualifying Employer Channel Accounts and Qualifying Health Plan Accounts;
h)	determine each Bundled Account and maintain a list of all Bundled Accounts;
i)	oversee implementation of the (i) Development Plans, (ii) regulatory strategy, and (iii) co-promotion strategy, of Enhanced Solutions;
j)	adopt and oversee the Evidence Generation Plans described in Exhibit D;
k)	discuss and make a good faith effort to resolve issues or disputes presented to it by the Alliance Managers;
l)	determine delivery schedule of Dario Member Data to Sanofi, to be provided no less frequently than every six months; and
m)	additional governance responsibilities as defined herein.
2.4

Expenses. Sanofi and Dario expressly acknowledge and agree that each shall be solely responsible for any and all of its costs and expenses incurred in relation to performing, organizing, attending or otherwise participating in the JSC.

2.5

Disputes Regarding JSC Matters. In the event that the JSC is, after a period of thirty (30) Business Days from the date first presented to the JSC in writing, unable to make a decision with respect to any matter before it for decision due to a lack of required unanimity, either Party may submit the matter being considered to the Senior Officers for a joint decision. In such event, the JSC, by written notice to each Party, shall formally request the dispute be resolved by the Senior Officers, specifying the nature of the dispute with sufficient specificity to permit adequate consideration by such Senior Officers. The Senior Officers shall diligently and in good faith, attempt to resolve the referred dispute expeditiously and, in any event, within thirty (30) days (or such other period of time as mutually agreed by the Senior Officers) of receiving such written notification. In the event the Senior Officers are unable to reach a resolution of any referred dispute after good faith negotiations, then, either Party may, by written notice to the other Party, elect to proceed with dispute resolution procedures to be set forth in Section 13.2. Without limiting the foregoing, the JSC does not have the power to (i) interpret, amend, modify or waive compliance with this Agreement (except that the JSC may modify the Dario Competitor Companies list, the Advanced Discussion List on Exhibit E, and the Sanofi Excluded Companies list) or (ii) modify the rights and obligations of the Parties under the Agreement.

3.	CO-PROMOTION
3.1

Generally. During the Term, Sanofi shall bring market access relationships and capabilities, data and analytics capabilities to identify unmet needs, and market intelligence to generate new leads and support selling activities for the Solution and the Enhanced Solutions. Dario shall provide Sanofi with training during the first Calendar Quarter of each Year X regarding the Solution’s then-current features, capabilities and value proposition, as well as the clinical and outcomes data supporting the Solution. In addition, Dario shall support, maintain and develop the Solution and Enhanced Solutions, share relevant market and customer insights with Sanofi, and control all selling and post-sale account management activities with respect to the Solution and Enhanced Solutions. The Parties shall manage the ongoing co-promotion activities as described in Exhibit B.

3.2

Introductions. Sanofi may promote the Solution and Enhanced Solutions by performing Introductions or initiating conversations with the intent of a future Introduction, except that Sanofi will not perform Introductions to companies or divisions of companies on the Advanced Discussion List, as provided in Exhibit E.

3.3

Bundled Accounts. Sanofi may also promote the Solution and Enhanced Solutions by entering into Sanofi Rebate Agreements. Sanofi will provide prompt notice to Dario following execution of any Sanofi Rebate Agreement with an account, and Dario will provide prompt notice to Sanofi following execution of a Dario Platform Agreement with such account. Each Dario Platform Agreement shall include an obligation that such Bundled Account provide Dario with member data necessary to contact such Bundled Account’s members regarding enrollment in the Solution or Enhanced Solutions (“Bundled Member Data”) promptly following execution of the Dario Platform Agreement, with updated Bundled Member Data to be provided at least every six (6) months thereafter for the term of such Dario Platform Agreement. Dario will provide prompt notice to Sanofi upon any receipt of Bundled Member Data by Dario, and Dario shall promptly begin outreach to the members of such Bundled Account in accordance with the implementation plan agreed between Dario and the Bundled Account, and will promptly notify Sanofi when outreach has begun. Dario will provide prompt notice to Sanofi following expiration or termination of any such Dario Platform Agreement. For purposes of this Section 3.3, “prompt notice” shall be deemed to mean no more than five (5) Business Days. Notwithstanding anything in this Agreement to the contrary, Sanofi shall have final decision-making authority with respect to the terms of any Sanofi Rebate Agreements, including any decision to terminate such agreements and the terms and conditions of any incremental rebate described in Section 1.83. Subject to the provisions of this Section 3.3, Dario shall have final decision-making authority with respect to the terms of all Dario Platform Agreements, including any decision to terminate such agreements, provided that Dario may not terminate a Dario Platform Agreements solely for convenience.

3.4

Promotional Materials and Communications. Dario will provide Sanofi with marketing material for the Solution to facilitate Sanofi’s creation of Promotional Materials to be used by Sanofi. Dario shall have the right to approve such materials before any use by Sanofi, which approval shall not be unreasonably withheld.

3.5

Neither Party shall use the other Party’s logo or trademark in connection with the co-promotion activities without the other Party’s written consent or as otherwise permitted herein; provided, however, that if a Party consents to the other Party’s use of such Party’s logo or trademark within Promotional Materials, then such consent shall not be required for additional or subsequent use of such Promotional Materials so long as such use is consistent with the approved intended use and trademark usage guidelines provided by such Party.

3.6

The Solution and Enhanced Solutions shall be commercialized exclusively under Dario owned trademarks or the trademarks of Dario’s white label customers. Any fees associates with such promotional related activities shall be the responsibility of the spending Party.

4.	DEVELOPMENT
4.1

General. The principal objective of the development is to combine Sanofi’s insight and relevant expertise in cardiometabolic disorders with Dario’s digital therapy technology tools and expertise, in order to develop new products, services, features and concepts directed to the Therapeutic Areas as may be approved by the JSC in a Development Plan (an “Enhanced Solution”).

4.2	Responsibilities.

4.2.1

Initial Development Plan. The Parties shall mutually approve the initial Development Plan for the first Enhanced Solution through the JSC within 120 days of the Effective Date, which shall include, at a high level, required features and specifications.

4.2.2

Activities. The Parties shall conduct development activities as described in Exhibit C and as approved in Development Plans. Dario shall use diligent efforts to lead product development activities for the Enhanced Solutions. If required by a Development Plan, Dario shall use commercially reasonable efforts to obtain any and all relevant regulatory authorizations for the Enhanced Solutions, subject to a process and budget as determined by the JSC.

4.2.3

Ongoing. Following the Effective Date, Dario shall disclose in good faith to the JSC, in response to its requests from time to time, or when Dario becomes aware of, any Sanofi Foreground Intellectual Property created, generated, invented or developed by or on behalf of Dario under the Development Plan.

4.2.4	Adverse Events. Dario shall be responsible for handling all Product Complaints related to the Solution or Enhanced Solutions.
4.2.5

Annual Reporting and Recordkeeping. The JSC shall review the Development Plans on a regular basis, and in no event less frequently than once each Calendar Year. Each Party shall maintain complete, current and accurate records of all deliverables created pursuant to a Development Plan for at least 3 years after the expiration or termination of this Agreement in its entirety or for such longer period as may be required by Applicable Law. Such records shall fully and properly reflect all work done and results achieved in the performance of development activities, and to the extent applicable, meet the requirements for any regulatory requirements provided for in the Development Plan. Sanofi shall document all Studies for the Solution and Enhanced Solutions in formal written Study reports, and shall document and conduct all Studies in accordance with Applicable Law and national and international guidelines (e.g., GCP, GLP, and GMP). Each Party shall have the right to review and copy such records maintained by the other Party and to obtain access to the original to the extent necessary for regulatory and patent purposes or for other legal proceedings, at reasonable times and upon at least 30 days’ prior notice.

4.2.6	Financial Reporting. Dario shall provide to the Alliance Manager all financial disclosures provided to the public markets on the same schedule as required for the public markets.
4.2.7

Mitigation Strategies. If any financial information provided to the JSC under Section 4.2.6 demonstrates a reasonable likelihood that Dario may, within the next nine (9) months, not have the resources necessary to perform any activities assigned to Dario under the Development Plan, the JSC will discuss if mitigation strategies are required. If, after such discussion, (a) the JSC agrees that Dario is unable to, or will be unable to, perform such activities in accordance with this Agreement or the Development Plan, (b) Sanofi notifies

Dario that Sanofi reasonably determines that Dario is reasonably unlikely to attract the resources beyond those set forth in the initial Development Plan that are now needed to perform such activities and Dario, ninety (90) days after receiving such notice, has not made material progress on attracting such resources or (c) Dario has materially failed to perform such activities and Sanofi notifies Dario that Sanofi reasonably determines that Dario is unlikely to perform such activities within a reasonable time period established by Sanofi, then Sanofi may, by written notice to Dario, elect to assume and complete some or all of such activities and, within a reasonable period of time following Sanofi’s request delivered by notice, Dario shall (i) promptly assist Sanofi with transitioning such activities to Sanofi, including, at Sanofi’s request, by promptly performing Dario’s technology transfer obligations in accordance with Section 4.2.8 and (ii) promptly assign to Sanofi any or all agreements with approved subcontractors to the extent such agreements relate to such activities and as and to the extent such assignment is permitted pursuant to such agreements. In the event that Sanofi assumes any such activities assigned to Dario under the Development Plan, then the JSC shall amend the Development Plan to account for Sanofi’s assumption of such activities. In the event that Sanofi assumes all remaining activities assigned to Dario under the Development Plan with respect to an Enhanced Solution, any payments that would have been payable to Dario with respect thereto shall only be payable if the corresponding milestone events were achieved by Dario prior to the assumption of such activities by Sanofi. If, within ten (10) Business Days of receipt of Sanofi’s notice under the foregoing clause (b) or clause (c), Dario notifies Sanofi that Dario disputes any of Sanofi’s assertions or conclusions set forth in such notice, then the Parties shall suspend performing the mitigation strategies activities described in (i) and (ii) above and shall submit the disagreement to a mutually acceptable independent and neutral Third Party having experience in capital markets (“Neutral Third Party”) for determination as to whether the circumstances set forth in clause (b) or clause (c), as applicable, have occurred. Each Party shall provide the Neutral Third Party with such Party’s position and supply supporting documentation within thirty (30) days of appointment of the Neutral Third Party, and the Neutral Third Party shall choose the position of either one Party or the other Party within thirty (30) days thereafter. The Parties shall equally share the costs and expenses of the Neutral Third Party.

4.2.8

Dario Technology Transfer. In the event mitigation strategies pursuant to Section 4.2.7 are required, the Parties will meet promptly to coordinate the transfer of technology required to complete the Development Plan.

4.2.9

Evidence Generation. Sanofi shall prepare and the JSC shall review and approve or disprove Evidence Generation Plans, whereby Sanofi shall design (including considering Dario’s design input and suggestions in good faith), execute, publish and disseminate medical, economic and user engagement Studies to evidence insights from the use of the Solution and the Enhanced Solution (as approved by the JSC, the “Evidence Generation Plans”). If the Parties disagree regarding any aspect of the performance of an Evidence

Generation Plan, Sanofi shall retain the final approval. Dario shall, through the JSC, support Sanofi to identify areas where evidence generation is needed and use commercially reasonable efforts to support Sanofi’s evidence generation efforts, including but not limited to cohort construction, running de-ID turnkey software, study design feedback, writing, and evidence dissemination, as described in Exhibit D.

4.2.10

Exclusions. For the avoidance of doubt, except as expressly provided in this Agreement, and subject to the terms and conditions set forth herein, Dario is not restricted from developing features, functions, applications, products, concepts, products or services outside of the Development Plan for inclusion in the Solution.

5.	LICENSE GRANTS
5.1

Licenses Granted to Sanofi. Subject to the terms and conditions of this Agreement, Dario hereby grants to Sanofi a non-exclusive, sublicensable, royalty-free license to copy and modify the Dario Member Data, during the Term, solely for purposes of creating Derivative Works, including, but not limited to, implementing the Evidence Generation Plan. Dario will provide an initial delivery of Dario Member Data to Sanofi within [**] days of the Effective Date, and will deliver subsequent updates to Dario Member Data to Sanofi as determined by the JSC but at least every [**] thereafter.

5.1.1

Anonymization; Tokenization or De-Identification. Dario Member Data licensed to Sanofi will be Anonymized Data, Tokenized or De-identified in a manner consistent with industry practice prior to being transferred or made accessible to Sanofi. The Parties acknowledge and warrant that no direct or indirect access to Personal Data of Enrolled Users will be granted to Sanofi.

5.1.2

Dario Member Data (including, for the removal of doubt, Dario Member Data) shall constitute Confidential Information of Dario for all purposes hereunder. As a result, pursuant to Section 9, Sanofi may not disclose Dario Member Data to any Third Party during the Term without Dario’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed, and Sanofi may not use Dario Member Data in a way that is competitive with Dario, and may not use or disclose Dario Member Data following the Term (except Sanofi may use and disclose Dario Member Data that is included within an approved Evidence Generation Plan).

5.2

Derivative Works. Sanofi shall remain free, at all times, to use the Derivative Works, including the results and evidence generated under any Market Research, Prospective or Retrospective Real-World Study, for any lawful purpose, including to comply with mandatory publication of the results of such Studies, in accordance with Applicable Laws, provided, however that (i) Sanofi may not share those results and evidence nor use, disclose or leverage Derivative Works in a collaboration with a Dario Competitor Company and (ii) Derivative Works will be solely owned by Sanofi.

5.3

Trademark and Content License. Subject to Section 3.5, Dario hereby grants to Sanofi an irrevocable, royalty-free non-exclusive non-transferable right and license (except in connection with a permitted assignment of this Agreement) to use Dario’s trademark and content provided by Dario in the Territory solely to the extent required to fulfill its obligations under this Agreement. All goodwill created by Sanofi’s use of Dario trademarks and content, and all right, title and interest in and to such trademarks and content, shall belong solely to Dario, and Sanofi hereby assigns to Dario all such goodwill and rights. Neither Party shall have any right to use any trademark of the other Party in connection with its activities under the except as expressly authorized in writing by the other Party or as otherwise permitted herein.

5.4	Licenses Granted to Dario. Subject to the terms and conditions of this Agreement, Sanofi hereby grants to Dario:
5.4.1

a limited, non-exclusive, non-transferrable license under Sanofi Background IP and Sanofi Foreground IP reasonably related to any Development Plan during the Term and in the Territory for purpose of creating and promoting the Enhanced Solution;

5.4.2

a limited, non-exclusive, non-transferable and non-sublicensable, perpetual license to use and disclose Derivative Works for business purposes, including for purposes of promoting Dario’s products and services, provided however that Dario may not share the results and evidence generated by Sanofi pursuant to the Evidence Generation Plans with any Third Party, nor leverage any Derivative Works in a collaboration with an Excluded Company; and

5.4.3

a non-exclusive, perpetual, non-transferrable, worldwide, license to use Sanofi Foreground IP and Sanofi Background IP that is incorporated into an Enhanced Solution under a Development Plan for the purposes of developing, supporting, maintaining and commercializing such Enhanced Solution.

5.5

Both Parties are permitted to use unpublished results and unpublished evidence generated by the Evidence Generation Plans for internal business purposes, provided that (i) Sanofi may not share the unpublished results and unpublished evidence in a collaboration with a Dario Competitor Company and (ii) Dario may not share the results and evidence in a collaboration with a Sanofi Excluded Company. Sanofi shall be responsible for the content of the Evidence Generation Plan and the costs of the evidence generation activities under the Evidence Generation Plan (as approved by the JSC).

5.6

No Implied Licenses. Except as expressly set forth herein, neither Party shall acquire any license or other Intellectual Property interest, by implication or otherwise, under or to any Trademarks, Patents, know-how, or other Intellectual Property rights controlled by the other Party.

6.	EXCLUSIVITY AND RIGHT OF FIRST NEGOTIATION
6.1	Dario Preferred Partnership.

6.1.1	During the Term, Dario will work with Sanofi, in the Territory and within the Therapeutic Areas, as follows:

(a) with Sanofi to co-promote the Solution (except Dario will not promote the Solution to any Sanofi Excluded Companies), and

(i) For clarity, DARIO may sell the Solution or Enhanced Solution to any Sanofi Excluded Company within the Employer Targeted Channel solely for the benefit of such company’s own employees.

(b) with Sanofi as its exclusive partner to co-promote the Enhanced Solutions in the Targeted Channels (except that such exclusivity shall not apply to Dario’s downstream relationships with its distributors and value added resellers).

6.1.2	Dario will work exclusively with Sanofi, in the Territory and within the Therapeutic Areas, to develop the Enhanced Solutions.

(a) For clarity, and subject to Section 6.3, Dario reserves the right to develop, market and promote the Solution (i) outside of the Territory and (ii) with any parties other than Sanofi Excluded Companies.

(b) The Enhanced Solutions may not be promoted or commercialized by either Party outside the Territory or in the Excluded Channel absent their mutual written agreement.

6.2	Sanofi Preferred Partnership.
6.2.1

Sanofi’s employees forming the North America market access - diabetes group, which are responsible for Health Plan payer account management of Sanofi therapeutic Diabetes products in the Territory (the “Sanofi North America Market Access Diabetes Group”) will not promote, co-promote, license or sell, in the Therapeutic Areas, through the Targeted Channels and in the Territory, digital products or services made available by or owned or controlled by Dario Competitor Companies that are substantially similar to the Solution in terms of target patient population and functionalities (a “Competing Solution”).

6.2.2

For clarity, but without limiting any other provision of this Agreement and subject to the other provisions of this Agreement, the Sanofi North America Market Access Diabetes Group may promote, co-promote, license or sell, in the Therapeutic Areas, through the Targeted Channels and in the Territory, a Competing Solution owned by Sanofi as a result of internal development activities or of a Change of Control (including a Change of Control targeting a Dario Competitor Company).

6.3	Right of First Negotiation.
6.3.1	Option. If at any time during the Term, and subject to Section 6.3.2, Dario

(a) desires to expand the co-promotion of the Solution and/or Enhanced Solutions, as applicable, in geographies beyond the Territory, or

(b) desires to develop, with a Third Party, new applications, that are not Unavailable Products, in any therapeutic area within the Territory other than the Therapeutic Areas, or

(c) when acting in its role at the JSC, votes against the addition of a new feature or function (proposed by either Party) to a Development Plan, and then proceeds to develop such new feature or function with a Third Party,

(each activities described in (a) through (c) is an “Optioned Activity”) Dario hereby grants Sanofi the option to collaborate with Dario to conduct such Optioned Activity in priority to any Third Party (the “Option”). Dario must notify Sanofi in writing prior to beginning negotiations with any Third Party regarding an Optioned Activity (“Option Notice”). If Sanofi elects to exercise the Option, it shall deliver a notice in writing to Dario within ten (10) Business Days, unless otherwise agreed by the Parties, after receipt of the Option Notice (“Option Exercise Notice”), in which case the Parties shall negotiate in good faith, an agreement governing each Party’s responsibilities, rights and obligations in relation to the subject matter of the Option Notice for a period of sixty (60) days, unless otherwise agreed by the Parties, from the date of receipt by Dario of the Option Exercise Notice (“Negotiation Period”). Dario is prohibited from negotiating with Third Parties during the Negotiation Period. Dario may perform the Optioned Activity if Sanofi does not deliver its Option Exercise Notice within the foregoing ten (10) Business Day period, unless otherwise agreed by the Parties, or the Parties do not conclude an agreement with respect to the applicable Optioned Activity within the foregoing sixty (60) day period, unless otherwise agreed by the Parties.

6.3.2	Exclusions. The foregoing Option does not apply to:

(1) a Change of Control of Dario or (2) if Dario commercializes the Solution for an Existing Customer within the Territory for the use by such Existing Customer’s ex-Territory affiliate, and not as a broader market entry into such ex-Territory or (3) Dario’s acquisition of the business or assets of a Third Party. For clarity, during the Negotiation Period, Dario shall not enter into or, as the case may be, shall cease any discussion or negotiation nor sign any transaction with a Third Party regarding the Optioned Activity that is the subject of the negotiations.

6.3.3

Disclosure Obligations. From the date of the Option Notice and through the Negotiation Period, in order to assist Sanofi in the evaluation of the opportunity to expand the co-promotion or development, Sanofi may reasonably request information and data from Dario in order to evaluate the applicable Optioned Activity, in which case Dario will use commercially reasonable efforts to promptly provide any information and documentation that Dario controls or possesses (including, inter alia, medical, regulatory, clinical and market access related information and documentation) as Sanofi may reasonably request, within five (5) Business Days of each written request in order to evaluate the applicable Optioned Activity. The Negotiation Period may be extended by up to fifteen (15) days from Dario’s last delivery of such information and documentation in response to Sanofi’s request received during the initial thirty (30) day period. Sanofi may reasonably request additional information and data from Dario during the second half of the Negotiation Period, which shall not further toll the Negotiation Period.

7.	PAYMENTS AND RECORDS
7.1	Preferred Partnership Payments.
7.1.1

Preferred Partner Fees. Sanofi will pay Dario [**] as consideration for the preferred partnership status. This preferred status payment accrues in full as of the Effective Date, and will be paid in installments by Sanofi as follows:

(i) an upfront payment of [**] upon the first delivery of market access team training, Dario Member Data and marketing materials support, but in no event will this be paid later than 30 days following Sanofi’s receipt of the invoice; and

(ii) upon completion of a second market access team training, delivery of supporting marketing materials, Dario Member Data and acceptance thereof by Sanofi (such acceptance not to be unreasonably withheld, conditioned or delayed), at the beginning of Year Two, Dario will issue an invoice to Sanofi for a second lump sum payment of [**]. In no event will this be paid later than 60 days following Sanofi’s receipt of the invoice.

7.2

Enhanced Solution Development Service Payments. Sanofi will pay Dario the development costs for the Enhanced Solutions as defined in the Payment Schedules of the approved Development Plans. All Development Plans shall be approved for the Calendar Year ahead of the year in which they are kicked off (with the exception of Year 1) unless otherwise agreed by the JSC. The Development Plan(s) for each Calendar Year will include milestone payments that will equal the total development cost payments for such Calendar Year, and the deliverables under each Development Plan shall be deliverable by Dario in the same Calendar Year of the corresponding Development Plan.

No.	Development Milestone Event	Total Development Cost Payments
1	Calendar Year 1 Development Plan	[**]
2	First Calendar Year 2 Development Plan	[**]
3	Second Calendar Year 2 Development Plan	[**]
4	Calendar Year 3 Development Plan	[**]

5	Calendar Year 4 Development Plan	[**]
6	Calendar Year 5 Development Plan	[**]

7.2.1

For Calendar Year 1, Sanofi shall pay Dario an initial [**] upon JSC approval of the Calendar Year 1 Development Plan, which shall be approved within 120 days of the Effective Date, and such approval constitutes the first deliverable under such Development Plan. The Calendar Year 1 Development Plan shall be designed such that all deliverables will be completed by the end of Calendar Year 1. When Dario completes all deliverables defined in this first Development plan, Sanofi shall pay Dario the balance of money due in the Development Plan.

7.2.2

For Calendar Year Two, Sanofi shall pay Dario [**], within 60 days of receipt of an invoice from Dario, upon the approval of the first Calendar Year 2 Development Plan by the JSC. When Dario completes all deliverables defined in the first Calendar year 2 Development Plan, Sanofi shall pay Dario the balance of money due in the first Calendar Year 2 Development Plan. In the event Sanofi and Dario agree to conduct additional development for the Enhanced Solutions in Calendar Year Two that is outside the scope of the first Calendar Year 2 Development Plan, such additional development will be set forth in a second Calendar Year 2 Development Plan. The total development costs payable by Sanofi to Dario under the second Calendar Year 2 Development Plan (the “Year 2 Additional Development Cost”) will be agreed upon by the Parties in the second Calendar Year 2 Development Plan and be reallocated from the development costs reserved for Calendar Year 5. For the avoidance of doubt, in no event will the Year 2 Additional Development Cost exceed [**]. Sanofi shall pay Dario (a) 50% of the Year 2 Additional Development Cost within 60 days of receipt of an invoice from Dario upon the approval of the second Calendar Year 2 Development Plan by the JSC; and (b) remaining 50% of the Year 2 Additional Development Cost upon Dario’s completion of all deliverables defined in the second Calendar year 2 Development Plan.

7.2.3

The development costs initially allocated for Calendar Year 3 is up to [**] upon JSC approval of any Calendar Year 3 Development Plan(s). Parties may decide to increase the development costs payable by Sanofi to Dario in Calendar Year 3 by reallocating some or all of the then-current development costs reserved for Calendar Year 5 to Calendar Year 3 (the total additional development costs payable in Calendar Year 3, the “Year 3 Additional Development Cost”). For avoidance of doubt, in no event will the Year 3 Additional Development Cost exceed the balance remaining after Year 2 Additional Development Cost is deducted from [**]. For each Development

Plan for Calendar Year 3, Sanofi shall pay Dario (a) 50% of the development cost set forth in such Development Plan within 60 days of receipt of an invoice from Dario upon the approval of such Development Plan by the JSC; and (b) remaining 50% of the development cost set forth in such Development Plan upon Dario’s completion of all deliverables defined in such Development Plan.

7.2.4

Sanofi shall pay Dario [**] upon the JSC’s approval of the Development Plan for Calendar Year 4. When Dario completes all deliverables defined in the Development Plan for Calendar Year 4, Sanofi shall pay Dario the balance of [**].

7.2.5

The maximum total development costs payable by Sanofi to Dario in Calendar Year 5 is the balance remaining after the sum of Year 2 Additional Development Cost and Year 3 Additional Development Cost is deducted from [**] (the “Year 5 Development Cost”). Sanofi shall pay Dario (a) 50% of the Year 5 Development Cost within 60 days of receipt of an invoice from Dario upon the approval of the Calendar Year 5 Development Plan by the JSC; and (b) remaining 50% of the Year 5 Development Cost upon Dario’s completion of all deliverables defined in the Calendar year 5 Development Plan.

7.2.6

In no event shall the foregoing Development Plan milestone payments exceed: (a) [**] in Calendar Year 1; (b) [**] in Year 2 (i.e., all development cost reserved for Calendar Year 5 is reallocated to Calendar Year 2); (c) [**] in Calendar Year 3 (i.e., Year 2 Additional Development Cost is zero and all development cost reserved for Calendar Year 5 is reallocated to Calendar Year 3); (d) [**] in Calendar Year 4; and (e) [**] in Calendar Year 5 (i.e., no development cost reserved for Calendar Year 5 is reallocated to either Calendar Year 2 or Calendar Year 3). No Development milestone payment will be made on a new Development Plan until the previous year’s Development Plans are completed. For clarity, the maximum aggregate amount of all development milestone payments under all Development Plans payable by Sanofi pursuant to this Section 7.2 is [**].

7.3	Contingent Payments.
7.3.1

Once Dario has demonstrated to Sanofi that it has achieved a Contingent Milestone for the Solution or Enhanced Solution as specified below then Dario will issue an invoice to Sanofi for the corresponding Contingent Milestone Payment and, subject to the terms and conditions of this Agreement, Sanofi will pay Dario the invoiced amount within 60 days after receipt of such invoice:

Contingent Milestones	Contingent Milestone Payment
Cumulative Net Sales reach [**] USD and the Enrollment Rate surpasses 25% (“First Contingent Payment”)	[**]

Contingent Milestones	Contingent Milestone Payment
Cumulative Net Sales reach one hundred and [**] USD and the Enrollment Rate surpasses 25% (“Second Contingent Payment”)	[**]

7.3.2

Both conditions described in a Contingent Milestone must be satisfied simultaneously for a Contingent Milestone to be met. Each Contingent Milestone Payment in this Section 7.3 is due only once and will be payable only upon the first achievement of the corresponding Contingent Milestone event. For clarity, the maximum aggregate amount of Contingent Milestone payments payable by Sanofi pursuant to this Section 7.3 is [**].

7.4	Revenue Share.
7.4.1	Health Plan Channel Accounts.
7.4.1.1

Revenue Share during Term. During the Term, in consideration for the Introductions made by Sanofi, and subject to the terms and conditions of this Agreement, Dario will pay to Sanofi [**] of Net Sales of the Solution and the Enhanced Solutions from all accounts within the Health Plan Channel (regardless of Sanofi Introduction to account).

7.4.1.2

Revenue Share following Termination. In the event of termination of the Agreement for Sanofi’s uncured material breach pursuant to Section 12.2.1, Dario will have no revenue sharing obligations after the Term for any Health Plan Channel account. In the event of termination of the Agreement by Sanofi for convenience pursuant to Section 12.2.5, Dario will pay to Sanofi, on an account-by-account basis, [**] of Net Sales of the Solution and the Enhanced Solution from each Qualifying Health Plan Account that exists as of the Termination Date during the period commencing on the date immediately following the Termination Date and ending on the date that is the earlier of (a) the date of end of contract term for the applicable Qualifying Health Plan Account (excluding renewals) and (b) date that is three (3) years from the Termination Date. In the event of expiration of the Agreement or termination of the Agreement for any reason other than pursuant to Section 12.2.1 or Section 12.2.5, Dario will pay to Sanofi [**] of Post-Term Qualifying Health Plan Channel Revenue during the period commencing on the date immediately following the Termination Date and ending on the date that is the earlier of (a) the date of end of contract term for the last to end Qualifying Health Plan Account

(excluding renewals) and (b) date that is three (3) years from the Termination Date.

7.4.1.3

Revenue Share Stoppage. From the start of Year 3 until Termination Date, if sum of aggregate Net Sales of the Solution and any Enhanced Solution from (a) Qualifying Health Plan Accounts and (b) Bundled Accounts is less than [**] of sum of aggregate Net Sales of the Solution and any Enhanced Solution from (a) all accounts in the Health Plan Channel and (b) Bundled Accounts during any given period of two (2) consecutive Calendar Quarters, excluding accounts (i) signed prior to the Effective Date or (ii) listed in the Advanced Discussion List (the “Stoppage Condition”), then Dario’s obligation to pay fees on Net Sales of the Solution and any Enhanced Solution in the Health Plan Channel shall be suspended until sum of aggregate Net Sales of the Solution and any Enhanced Solution from (a) Qualifying Health Plan Accounts and (b) Bundled Accounts exceeds [**] of sum of aggregate Net Sales of the Solution and any Enhanced Solution from (a) all account in the Health Plan Channel and (b) Bundled Accounts during any given period of two (2) consecutive Calendar Quarters, which shall be calculated on rolling six (6) month intervals for the preceding two (2) consecutive Calendar Quarters (“Health Plan Revenue Share Stoppage”). To the extent permitted by Qualifying Health Plan Accounts, Dario will promote enrolment in the Solution and any Enhanced Solution to Sanofi Qualifying Health Plan Accounts with a level of effort at least equal to the level of effort Dario employs to promote enrollment in the Solution and the Enhanced Solutions to any other account in the Health Plan Channel in the Territory.

7.4.2	Employer Channel Accounts.
7.4.2.1

Revenue Share during Term. During the Term, in consideration for the Introductions made by Sanofi and other adequate consideration described herein, and subject to the terms and conditions of this Agreement, Dario will pay to Sanofi [**] of Net Sales of the Solution and the Enhanced Solution from Qualifying Employer Channel Accounts.

7.4.2.2

Revenue Share following Termination. In the event of termination of the Agreement for Sanofi’s uncured material breach pursuant to Section 12.2.1, Dario will have no revenue sharing obligations after the Term for any Employer Channel account. In the event of expiration of the Agreement or termination of the Agreement for any reason other than pursuant to Section 12.2.1, Dario will pay to Sanofi, on an account-by-account basis, [**] of Net Sales of the Solution and the Enhanced Solution from each Qualifying Employer Channel Account that exists as of the Termination Date during the period commencing on the date immediately following the

Termination Date and ending on the date that is the earlier of (a) the date of end of contract term for the applicable Qualifying Employer Channel Account (excluding renewals) and (b) date that is three (3) years from the Termination Date.

For clarity, Net Sales of the Solution and the Enhanced Solution from Qualifying Employer Channel Account includes any Net Sales from any downstream employer account that purchases or licenses the Solution or the Enhanced Solution directly from a Qualifying Employer Channel Account or directly from Dario pursuant to an Introduction to Dario by a Qualifying Employer Channel Account. Without limiting the generality of the foregoing, Net Sales of the Solution and the Enhanced Solution from the Qualifying Employer Channel Account includes Net Sales from any downstream employer account that contracts: (a) directly with Dario following an introduction to Dario by a pharmacy benefit managers account that was contracted pursuant to an Introduction or (b) directly with a pharmacy benefit managers account that was contracted pursuant to an Introduction.

7.4.3

Bundled Accounts. For each Bundled Account, Dario will, during the term of the Dario Platform Agreement with such Bundled Account, pay Sanofi [**] of Net Sales of the Solution and the Enhanced Solutions from such Bundled Account, including any Net Sales from any downstream employer account that purchases or licenses the Solution or the Enhanced Solution directly from such Bundled Account or directly from Dario pursuant to an introduction to Dario by such Bundled Account (i.e., prescription benefit management’s employer accounts). For clarity, the term of the Dario Platform Agreement with a Bundled Account and Dario’s revenue share obligation for such Bundled Account may exceed the Term of this Agreement. Upon termination or expiration of a Dario Platform Agreement with a Bundled Account during the Term, if Dario renews or enters into a new Dario Platform Agreement with such account during the Term but Sanofi does not enter into a new Sanofi Rebate Agreement to incentivize such new Dario Platform Agreement, such account will cease to be a Bundled Account and will instead be deemed either a Qualifying Health Plan Account or a Qualifying Employer Channel Account (as applicable) and be subject to all obligations for Qualifying Health Plan Account or a Qualifying Employer Channel Account (as applicable), including without limitation, the payment obligations set forth in Sections 7.4.1 and 7.4.2. Dario shall have no obligation to pay Sanofi a revenue share under this Section 7.4.4. following the Term if this Agreement is terminated by Dario for Sanofi’s uncured material breach pursuant to Section 12.2.1.

7.4.4

Amwell. Dario will, during the Term, pay Sanofi [**] of Net Sales of the Solution and the Enhanced Solutions from Amwell, up to a maximum of [**] of such Net Sales from Amwell per Calendar Year. For clarity, Dario is not obligated to pay Sanofi more than [**] per Calendar Year pursuant to this Section 7.4.4. Upon termination or expiration of this Agreement for any reason, Dario shall have no obligation to pay Sanofi a revenue share under this Section 7.4.4 following the Term.

7.5	[Reserved].
7.6

Currency; Payment Terms; Exchange Rate. All payments under this Agreement shall be made in Dollars. Any Net Sales incurred in a currency other than Dollars shall be converted to the Dollar equivalent using the paying Party’s then-current standard exchange rate methodology as applied in its external reporting for the conversion of foreign currency sales into Dollars. Each Party will deliver invoices to the other Party for all payments owed under this Agreement except for amounts payable by Dario to Sanofi hereunder. Each Party will make all payments owed within 60 days after the date on which the Party receives an invoice for any owed amount, except where a different timeframe is expressly provided in another Section of this Agreement. All payments to be made by a Party to the other Party under this Agreement shall be made by bank wire transfer in immediately available funds to a bank account designated by written notice from the Party that receives the payment or by other agreed electronic payment method. Conversion of reimbursable costs incurred hereunder that are recorded in local currencies to Dollars by a Party or its Affiliates shall be performed in a manner consistent with its normal practices used to prepare its audited financial statements for internal and external reporting purposes.

7.6.1	Late Payments.
7.6.1.1

Interest on Late Payments. If a Party does not receive payment of any undisputed sum due to it on or before the due date therefor, then it shall notify the paying Party. The paying Party shall pay interest on any undisputed late payments (before and after any judgment) at an annual rate (but with interest accruing on a daily basis) of the lesser of (a) 1% per month, or (b) the maximum rate permitted by Applicable Law.

7.6.1.2

Right to Offset. Sanofi will have the right, exercisable thirty (30) days following notice, to offset any amount owed by Dario to Sanofi under this Agreement, which amount or related obligation or alleged breach is reasonably described in such notice and is not contested by Dario in good faith as set forth in a responsive notice sent within thirty (30) days of receipt of Sanofi’s notice, including but not limited to in connection with any breach or indemnification obligation by Dario pursuant to Article 11, against any undisputed amounts owed by Sanofi to Dario under this Agreement. Such offsets will be in addition to any other rights or remedies available under this Agreement and Applicable Law.

7.7	Taxes.

7.7.1

General. The Party receiving each payment under this Agreement will bear any and all taxes levied on account of any such payment received under this Agreement. In the event that the paying Party is required, under Applicable Law, to withhold any deduction or tax from any payment due to the Party receiving payment under this Agreement, such amount will be deducted from the payment to be made by the paying Party, paid to the proper taxing authority, and the paying Party will notify the Party receiving payment and upon that Party’s request promptly provide that Party with copies of any tax certificate or other documentation evidencing such withholding. Each Party agrees to cooperate with the other Party in claiming exemptions from such deductions or withholdings under any agreement or treaty from time to time in effect.

7.7.2

Value Added Tax. Notwithstanding anything contained in Section 7.7.1, this Section 7.7.2 will apply with respect to VAT. All Payments are exclusive of VAT. If any VAT is chargeable in respect of any Payments, Sanofi will pay VAT at the applicable rate in respect of any such Payments following the receipt of a VAT invoice in the appropriate form issued by Dario in respect of those Payments, such VAT to be payable on the later of the due date of the payment of the Payments to which such VAT relates and 60 days after the receipt by Sanofi of the applicable invoice relating to that VAT payment.

7.8	Payment Reports.
7.8.1	Commencing as of the Effective Date, for so long as any revenue share term remains in effect for the Solution or Enhanced Solution(s), Dario will:
7.8.1.1	with respect to each Calendar Quarter, provide a written report to Sanofi (a “Fee Report”), showing the following information in respect of such Calendar Quarter:

(a) reporting, on an individual account basis, of the Health Plan Channel, applicable Employer Channel accounts, any Bundled Accounts and the Amwell account (including, in each case, member utilization reports showing how many members were billed for each account);

(b) aggregate Net Sales of the Solution and each Enhanced Solution and the revenue share due to Sanofi pursuant to Section 7.4 for such Calendar Quarter;

(c) the withholding taxes, if any, required by law to be deducted in respect of such revenue share due to Sanofi; and

(d) a reasonable level of detail to enable Sanofi to understand how the Net Sales are being calculated from gross sales by channel type, by Solution or Enhanced Solution and the measure of Cumulative Net Sales.

7.8.1.2

with respect to each calendar month, provide a written report (a “Monthly Account Report”) to Sanofi that sets forth summary reporting of any Bundled Accounts (including, in each case, member utilization reports with respect to such accounts).

7.8.2

Fee payments and the supporting Fee Reports will be due within sixty (60) days following the end of the Calendar Quarter to which such Fee Report relates, and Monthly Account Reports will be due within fifteen (15) Business Days following the end of the month to which such Monthly Account Report relates. Dario will keep complete and accurate records in sufficient detail to properly reflect all gross sales and Net Sales and to enable the revenue share payable to Sanofi hereunder to be determined.

7.9	Audits.
7.9.1

Upon the written request of Sanofi and with at least 30 days’ prior written notice, but not more than once in any Calendar Year, Dario will permit an independent certified public accounting firm of internationally recognized standing, selected by Sanofi and reasonably acceptable to Dario, at Sanofi’s sole cost and expense, to have access during normal business hours at such location as Dario’s financial records are kept to any of the records of Dario as reasonably required to verify the accuracy of any payments or receipts due hereunder. Such accountants may audit only records that are relevant for such audit scope and any financial period during the Term and continuing after expiration or termination until such time as payments for Net Sales are no longer due to Sanofi, and no period may be audited more than once. The accounting firm will disclose to Sanofi only whether the payments or receipts were correct or not, and the specific details concerning any discrepancies and such information will be shared at the same time with Dario. No other information obtained by such accountants will be shared with Sanofi.

7.9.2

If such accounting firm concludes that any payments were owed but not paid to Sanofi, Dario will make such additional payments within 60 days following the date Sanofi delivers to Dario such accounting firm’s written report so concluding. The fees charged by such accounting firm will be paid by Sanofi; except that if the audit discloses that the revenue share fees payable by Dario for the audited period are more than 105% of the payments actually paid for such period, then Dario will pay the reasonable fees and expenses charged by such accounting firm. If such accounting firm concludes that the payments paid were more than what was owed during such period, Sanofi will refund or issue to Dario a credit note for the overpayments within 30 days following the date Sanofi receives such accounting firm’s written report so concluding.

7.9.3

Confidential Financial Information. The Parties will treat all financial information subject to review under this Article 7 as Confidential Information of such Party as set forth in Article 9, and will cause its accounting firm to retain all such financial information in confidence under terms substantially similar to those set forth in Article 9 and with respect to each inspection, the independent accounting firm will be obliged to execute for each Party’s benefit a reasonable confidentiality agreement prior to commencing any such inspection.

8.	REPRESENTATIONS, WARRANTIES AND COVENANTS
8.1	Mutual Representations and Warranties. Each Party represents, warrants and covenants to the other that:
8.1.1

it has the requisite power and full authority to enter into this Agreement, and such Party’s execution, delivery of, actions relating to and performance under this Agreement have been duly authorized by such Party and do not and will not violate or conflict with any charter, by-law, law (including but not limited to applicable privacy legislation), contract, including, but not limited to, agreements with Third Parties, permit or obligation applicable to such Party;

8.1.2

such Party is the owner of, or otherwise has all of the rights necessary to use (and, as applicable, permit the other Party to use), all Intellectual Property that it may from time to time make available to the other Party in connection with fulfilling its obligations under this Agreement;

8.1.3

such Party shall perform its obligations under this Agreement in accordance with Applicable Law, and has obtained all necessary consents, approvals and authorizations of all governmental authorities and other persons or entities required to be obtained by it in connection with this Agreement;

8.1.4

nothing herein is in exchange for any explicit or implicit agreement or understanding that either Party purchase, lease, order, prescribe, or recommend or otherwise arrange for, or provide preferential formulary or other status for, the use of any products of the other Party or its Affiliates;

8.1.5	it will perform all obligations and undertakings set forth herein in a good and workmanlike manner and in accordance with generally accepted industry practices;
8.1.6

(a) Neither it nor any of its Affiliates has been debarred or is subject to debarment pursuant to Section 306 of the FFDCA or analogous provisions of Applicable Law outside the United States or listed on any excluded list, and (b) neither it nor any of its Affiliates has, to its knowledge, used in any capacity, in connection with the activities to be performed under this Agreement, any individual or entity that has been debarred pursuant to Section 306 of the FFDCA or analogous provisions of Applicable Law outside the United States, or that is the subject of a conviction described in such Section or analogous provisions of Applicable Law outside the United States, or listed on any excluded list; and

8.1.7

such Party will maintain throughout the Term all permits, licenses, registrations and other forms of authorizations and approvals from any Governmental Authority, necessary or required to be obtained or maintained by such Party in order for such Party to execute and deliver this Agreement and to perform its obligations hereunder in a manner which complies with all Applicable Law.

8.2

Each Party acknowledges that no other consideration has been provided by such Party or its Affiliates in connection with this Agreement to the other Party, and that nothing herein is in exchange for any explicit or implicit agreement or understanding that the other Party purchase, lease, order, prescribe, or recommend or otherwise arrange for, or provide preferential status for, the use of any products of such Party or its Affiliates.

8.3

In the event either Party receives any communication from a regulatory or other governmental authority, whether verbally or in writing, regarding Dario’s or Sanofi’s co-promotion of the Solution or Enhanced Solutions, including, without limitation, warning letters, untitled letters or other notices or inquiries, such Party will immediately notify the other Party in writing of such communication and will provide copies of all follow up correspondence from the regulatory or governmental authority as relates to the co-promotion issue (with appropriate redaction of any commercial Confidential Information not relating to the co-promotion). In addition, the Party receiving such inquiry or communication agrees to provide the other Party an opportunity to review and comment on the receiving Party’s proposed response to the regulatory or governmental authority, but only as relates to co-promotion matters.

8.4	Such Party will perform this Agreement in accordance with Applicable Law.
8.5	Dario Representations and Warranties. Dario represents, warrants and covenants to Sanofi that:
8.5.1	it has and will maintain all regulatory clearances, approvals, licenses, and other permits necessary for development and marketing of the Solution (including any future versions thereof);
8.5.2

there are no ongoing or pending warning letters, enforcement letters, inspections, 483s, investigations, or other action from FDA or other authority relating to the Solution, and Dario is not aware of information that could give rise to such actions;

8.5.3	the Solution and Enhanced Solutions is, was and will be developed, investigated, manufactured, labeled, promoted, marketed, etc. by Dario in accordance with all Applicable Laws; and
8.5.4	the Solution and Enhanced Solutions will be developed using industry practice and in accordance with all Applicable Laws and regulations, including, but not limited to applicable privacy legislation.
8.6	Data Protection. The Parties will process Personal Data pursuant the Agreement, in accordance with applicable Data Protection Law. Insofar, the

Parties undertake to seek and obtain any authorization and/or approval prior any processing of Personal Data.

8.6.1	Dario herewith represents and warrants that the Enrolled Users have received prior information notice and have given their consent.
8.6.2	Dario herewith represents and warrants that no direct or indirect access to Personal Data will be granted to Sanofi
8.6.3

Dario herewith represents and warrants that the Personal Data will be provided to Sanofi’s duly authorized Third Parties will be qualified as De-Identified Data, Anonymized Data and/or subject to prior Tokenization. Dario undertakes not to disclose or otherwise make available to Sanofi any Personal Data, De-Identified and/or subject to Tokenization to Sanofi or give access to Sanofi to any code allowing identification of Enrolled Users.

8.6.4

Dario undertakes to provide Sanofi with all cooperation and assistance reasonably expected to enable it to comply with all applicable obligations to pursuant Study to the extent set forth in the Evidence Generation Plan.

8.6.5

Further, Sanofi herewith represents and warrants that it will not undertake any actions to determine the personality or personal data of Enrolled Users, or to get access to any code allowing identification of Enrolled Users.

8.6.6

For the sole purpose of carrying out the Agreement, the Parties will process Personal Data. Therefore, such processing shall be governed by a data processing agreement (DPA) that sets out the terms and conditions of the processing activities. The Parties agree to execute this specific agreement within twenty (20) days of the Effective Date. The DPA will form a part of the Agreement.

8.6.7

Each Party will process personal data relating to the other Party and its staff (such as the name, professional contact details, position and role in connection with this Agreement; jointly referred to as the “Contractual Personal Data”) to manage this Agreement and to comply with any applicable Data Protection Law requirements.

8.6.8

In this regard, the Parties will be deemed as independent controllers and will be responsible for their own processing of Contractual Personal Data, which shall be carried out in compliance with applicable laws. In particular, the Contractual Personal Data will be kept as long as the contractual rights and duties arising from the Agreement and applicable regulatory rights and duties could be enforced by or against a Party.  Only for the above-mentioned purposes, each Party may store the Contractual Personal Data in centralized databases and disclose them to its Affiliates or Third Parties in other countries. Each Party’s staff shall communicate any requests in relation to this Section to the Data Protection Officer of the Party concerned.

8.7

Payments and Commitments. In performing the activities contemplated by this Agreement, neither Party shall make any payment, either directly or indirectly, of money or other assets (hereinafter collectively referred as a “Payment”), to government or political party officials, officials of international public organizations, candidates for public office, or representatives of other businesses or persons acting on behalf of any of the foregoing (hereinafter collectively referred as “Officials”) where such Payment would constitute violation of Applicable Law. In addition, neither Party shall make any Payment either directly or indirectly to Officials if such Payment is for the purpose of unlawfully influencing decisions or actions with respect to the subject matter of this Agreement. No employee of either Party or their Affiliates shall have authority to give any direction, either written or oral, relating to the making of any commitment by such Party or its agents to any Third Party in violation of terms of this Section 8.7.

8.8

Import/Export Controls. The Parties agree that no material or information relating to this Agreement will be exported, re-exported, transferred or disclosed contrary to the Applicable Law and regulations of the United States, or to any country, entity or other Party that is ineligible to receive such items under any Applicable Law, including all applicable U.S. Commerce and Treasury law and regulations.

8.9

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY, AND EACH PARTY HEREBY SPECIFICALLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, REGARDING ITS PERFORMANCE UNDER AND ARRANGEMENTS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT AND IMPLIED WARRANTIES ARISING FROM COURSE OF DEALING OR COURSE OF PERFORMANCE.

9.	CONFIDENTIALITY
9.1

Confidential Information. Each Party (the “Receiving Party”) acknowledges and agrees that it will have access to Confidential Information of the other Party (the “Disclosing Party”) in connection with the performance of its obligations hereunder. For purposes of this Agreement, “Confidential Information” shall mean all confidential or proprietary information, property, or material of the Disclosing Party and any derivatives, portions, or copies thereof, disclosed or made available by or on behalf of the Disclosing Party to the Receiving Party in connection with this Agreement. Other than as provided in Section 9.3, the Receiving Party shall keep all Confidential Information in strict confidence and shall not, without the Disclosing Party’s prior consent, disclose, publish, disseminate or otherwise make available, directly or indirectly, any item of the Disclosing Party’s Confidential Information to anyone at any time during or for seven (7) years after the expiration or earlier termination of this Agreement, or for such longer time period that any such information constitutes a trade secret of the Disclosing Party or is PHI governed by Applicable Law. The Receiving Party shall use the Disclosing Party’s Confidential Information only in connection with the performance of its obligations or exercise of its rights under this Agreement.

9.2

Exceptions. Notwithstanding the foregoing, Confidential Information shall not include information which the Receiving Party can prove: (i) is or becomes publicly known through no wrongful act of the Receiving Party or any Affiliate of the Receiving Party; (ii) is rightfully received by the Receiving Party from a Third Party without restriction on disclosure; (iii) is independently developed by the Receiving Party or any of its Affiliates without access to or use of the Disclosing Party’s Confidential Information; or (iv) is approved by the Disclosing Party for unrestricted publication.

9.3

Permitted Disclosures. Except with respect to PHI, the use and disclosure of which shall be governed by Applicable Law, notwithstanding the obligations set forth above, each Party may disclose Confidential Information of the other Party to any of its employees, agents, attorneys, financial advisors or consultants who need to receive the Confidential Information in order for the Receiving Party to perform its responsibilities and obligations related to this Agreement or to exercise a right granted under this Agreement, provided that each Party shall ensure that, prior to disclosing the Confidential Information, each person or entity to whom the Confidential Information is to be disclosed is made aware that such Confidential Information is confidential to the Disclosing Party, and agrees to adhere to terms of confidentiality that are no less burdensome than those set forth in this Section 9. If the Receiving Party is required to disclose the Disclosing Party’s Confidential Information pursuant to any judicial or administrative process or order or requirement under Applicable Law, the Receiving Party shall, as soon as practicable and prior to any such disclosure, give the Disclosing Party sufficient notice and reasonable assistance to contest such requirement or order. The Receiving Party agrees to cooperate fully with the Disclosing Party in seeking any protective order at the Disclosing Party’s request and expense. If the Receiving Party is required to disclose the Disclosing Party’s Confidential Information pursuant to such process, the Receiving Party shall only disclose such Confidential Information that is required by such process.

9.4

Nondisclosure of Terms. Each Party agrees that it will not disclose the terms of this Agreement to any Third Party without the prior consent of the other Party, to the extent the terms of this Agreement have not been publicly disclosed by prior agreement of the Parties or as otherwise permitted herein. If either Party is required to disclose the terms of this Agreement in submissions to the U.S. Securities and Exchange Commission or other equivalent governmental authority, it will (a) consult with the other Party as to which information to redact from the copy of this Agreement that will be disclosed; and (b) to the extent permitted under Applicable Law, redact all sensitive, material and non-public information, from such copy.

9.5

Retained Rights. As between the Parties, each Party shall retain ownership of its Confidential Information made available to the other Party in the course of fulfilling its obligations under this Agreement. Nothing in this Agreement is intended to transfer ownership of either Party’s Confidential Information to the other Party.

9.6

Upon written request or expiration or termination of this Agreement, a Party shall either return to the other Party or destroy Confidential Information of the other Party (including hard and electronic copies thereof); provided, however, that a Party is not required to destroy electronic copies of the Confidential Information stored in its electronic archive systems, and may retain one (1) copy of such Confidential Information for purpose of complying with its obligations under this Agreement or under Applicable Law, but shall not otherwise use or rely on such Confidential Information.

10.	INTELLECTUAL PROPERTY
10.1	Disclosure of Inventions. Dario will disclose to Sanofi any patentable components of the Enhanced Solutions promptly after becoming aware thereof.
10.2	Ownership of Intellectual Property.
10.2.1	Foreground IP. Subject to the licenses granted in Article 5, as between the Parties:
10.2.1.1	Dario shall own all right, title and interest in and to any Dario Foreground IP and Dario Data;
10.2.1.2	Sanofi will own all right, title and interest in and to any Sanofi Foreground IP and Sanofi Data;
10.2.1.3	Ownership of Other Foreground IP will be determined according to the Applicable Law.
10.2.2	Subject to the licenses granted in Article 5, Sanofi will retain ownership of the Sanofi Background IP and Dario will retain ownership of the Dario Background IP.
11.	INDEMNIFICATION; LIMITATION OF LIABILITY; INSURANCE
11.1	Indemnity.
11.1.1

Each Party shall indemnify, defend and hold harmless the other Party, its Affiliates, and its and their respective directors, officers, shareholders, members, managers and employees (“Indemnified Parties”) from and against any and all Third Party claims, actions, causes of action, demands, or suit brought against any of the Indemnified Parties (collectively “Claims”), and all related liabilities, losses, damages, judgments, costs and expenses, including reasonable attorneys’ fees, costs and interest (collectively, “Losses”), to the extent arising out of or relating to: (i) any gross negligence or willful misconduct of the indemnifying Party in connection with this Agreement, or (ii) breach or alleged breach by the indemnifying Party of its obligations set forth in this Agreement.

11.1.2

Additionally, Dario shall indemnify, defend and hold harmless Sanofi, its Affiliates, and its and their respective directors, officers, shareholders, members, managers and employees from and against any and all Third Party Claims and related Losses arising out of or relating to such Third Party’s allegation that (i) the Solution or an Enhanced Solution infringes or misappropriates or violates such Third Party’s rights (including but not limited to Intellectual Property rights), or (ii) such Third Party suffered personal injury or property damage caused by such Third Party’s use of the Solution or an Enhanced Solution, provided, however, that neither Party shall have any obligation under Section 11.1 to indemnify the other Party for such Claims or Losses to the extent that i) the other Party is required to indemnify for such Claims, ii) in the case of Dario as the indemnifying Party, Claims relate solely to the Sanofi Data or Sanofi Background IP as provided to Dario as stand-alone items, and not Claims resulting from the incorporation or integration of such Sanofi Data or Sanofi Background IP into the Enhanced Solution or otherwise used under a Development Plan, iii) in the case of Sanofi as the indemnifying Party, the Claims relate to Dario Data, Dario Member Data or Dario Background IP.

11.2

Limitation of Liability. NOTWITHSTANDING ANY PROVISION IN THIS AGREEMENT TO THE CONTRARY AND WITH THE EXCEPTION OF A BREACH OF SECTION 9 OR SECTION 10, A PARTY’S GROSS NEGLIGENCE, FRAUD OR INTENTIONAL OR WILLFUL MISCONDUCT, (i) NEITHER PARTY HERETO SHALL BE LIABLE HEREUNDER FOR ANY CONSEQUENTIAL, PUNITIVE, INDIRECT, INCIDENTAL OR SPECIAL DAMAGES OR LOST PROFITS UNLESS SUCH DAMAGES OR LOST PROFITS ARE PAYABLE TO A THIRD PARTY IN CONNECTION WITH SUCH PARTY’S INDEMNIFICATION OBLIGATIONS SET FORTH IN SECTION 11.1; AND (ii) EXCEPT WITH REGARD TO THEIR INDEMNIFICATION OBLIGATIONS SET FORTH IN SECTION 11.1, ABOVE, EACH PARTY’S TOTAL, AGGREGATE LIABILITY TO THE OTHER PARTY FOR ANY CLAIM HEREUNDER SHALL NOT EXCEED TWO TIMES (2X) THE AMOUNTS PAID BY SANOFI TO DARIO UNDER SECTION 7.1, SECTION 7.2 AND SECTION 7.3 DURING THE TWELVE (12) MONTHS IMMEDIATELY PRECEDING THE CAUSE OF ACTION. Amounts accrued and payable by one Party to the other hereunder are not limited by Section 11.2(ii).

11.3	Notice of Claim. Each Party’s agreement to indemnify, defend and hold the other harmless from a Claim pursuant to Section 11.1 is conditioned on the indemnified Party:

11.3.1

providing prompt written notice to the indemnifying Party of the Claim (provided that failure to promptly notify shall not relieve the indemnifying Party of its obligation to defend the Claim except to the extent that such failure materially prejudices the indemnifying Party’s ability to defend the Claim);

11.3.2	permitting the indemnifying Party to assume full control of and responsibility for the defense of such Claim;
11.3.3

reasonably assisting the indemnifying Party, at the indemnifying Party’s reasonable expense and written request, in investigation of, preparation for and defense of any such Claim; and not compromising or settling such Claim without the indemnifying Party’s prior written approval. The indemnifying Party shall not settle any Claim in any manner that does not provide for the full and complete release of the indemnified Party without such indemnified Party’s prior written approval, which approval shall not be unreasonably withheld, conditioned or delayed. The indemnified Party may participate in the defense of the Claim with its own counsel at its own expense.

11.4	Insurance Requirements. During the Term of the Agreement, each Party shall maintain adequate insurance or self-insurance to reasonably cover its obligations hereunder.
12.	TERM AND TERMINATION
12.1

Term. This Agreement will remain in effect for five (5) years from the Effective Date, with a right of renewal for a subsequent five (5) year term upon mutual written agreement by Parties, unless terminated in accordance with Section 12.2 (the “Term”). The Parties shall start discussions regarding a potential renewal no later than twelve (12) months prior to the expiration date of the initial Term, but the Parties have no obligation to renew this Agreement.

12.2	Termination.
12.2.1

Termination by Either Party for Material Breach. If either Party believes that the other is in material breach of this Agreement, then the non-breaching Party may deliver notice of such breach to the other Party. Following notification by a Party of a material breach by the other Party, which breach is not cured within thirty (30) days of receipt of the notice of such breach (or such longer time as may be agreed by the Parties in writing), the non-breaching Party may terminate this Agreement in its entirety upon notice to the other Party. If a Party disputes an invoiced amount in good faith and notifies the invoicing Party of the good faith dispute within the original time for payment, accompanying such notice with an explanation of the dispute and providing supporting documentation, then such Party may withhold the disputed amount (but shall pay the undisputed amount), and such withholding is not considered a material breach. In this event, the Parties will meet promptly to discuss the dispute, and will work in good faith to resolve the dispute as quickly as possible.

12.2.2

Termination by Either Party for Force Majeure. If the event of Force Majeure continues for a period of more than one hundred eighty (180) days, then the Party not claiming the benefit of Force Majeure may terminate this Agreement upon giving the other Party thirty (30) days’ written notice of its intention so to do, but such notice shall not take effect if the Party claiming the benefit of Force Majeure gives notice within that period that the cause has ceased to prevent its performance of this Agreement.

12.2.3

Termination by Either Party for Insolvency. In the event that either Party (a) files for protection under bankruptcy or insolvency laws, (b) makes an assignment for the benefit of creditors, (c) appoints or suffers appointment of a receiver or trustee over substantially all of its property that is not discharged within 90 days after such filing, (d) proposes a written agreement of composition or extension of its debts, (e) proposes or is a party to any dissolution or liquidation, (f) files a petition under any bankruptcy or insolvency act or has any such petition filed against it that is not charged within 60 days of the filing thereof, or (g) admits in writing its inability generally to meet its obligations as they fall due in the general course, then the other Party may terminate this Agreement in its entirety effective immediately upon writing notice to such Party.

12.2.4

Termination by Dario for Failure to Meet Net Sales Requirements. Dario will have the right, but not the obligation, to terminate this Agreement if beginning at the end of Year 3, sum of annual Net Sales of the Solution and Enhanced Solution arising from (a) Qualifying Health Plan Accounts and (b) Bundled Accounts is less than 35% of corresponding sum of annual Net Sales of the Solution and Enhanced Solution arising from (a) all accounts in the Health Plan Channel, excluding Qualifying Health Plan Accounts (i) signed prior to the Effective Date or (ii) listed in the Advanced Discussion List and (b) Bundled Accounts; provided that for purposes of this calculation, Qualifying Health Plan Accounts whose subscription terms are, as of the Termination Date, within their first 6 months will be included assuming that the revenues from such Qualifying Health Plan Accounts would be equivalent to the revenue of a similarly sized account using the average of the Dario book of business for health plans, and following the first 6 months, the calculation shall be based on actual revenues.

12.2.5

Termination for Convenience. Starting at Year 3, and for the remainder of the Term, including any extensions, Sanofi will have the right to terminate the Agreement for convenience upon sixty (60) days’ notice to Dario. If Sanofi exercises this termination for convenience, Sanofi will pay Dario the Transition Payment within sixty (60) days of the Termination Date.

12.2.5.1

In the event Sanofi provides notice of termination for convenience and Sanofi wishes to continue the development of Development Plan approved by the JSC prior to Sanofi’s termination notice, Sanofi will provide Dario with notice of that wish at the time of termination notice and Dario will, within 15 Business Days of receipt of such notice either

(1) reject such request and invoice Sanofi for the Transition Payment and for any development costs incurred under the current Development Plan through the termination notice date (if any). Dario will stop all development activities on the current Development Plan no later than the date Dario rejects such request, or

(2) forfeit the Transition Payment, continue the development activities as set forth in the Development Plan, and pay the applicable future revenue share with respect to the Enhanced Solutions that are the subject of such Development Plan as set forth in Section 7.4.

12.2.6

Termination by Sanofi for Dario Failure to Complete a Development Plan. If Dario is more than 9 months late in completing any Development Plan, then Sanofi will have the right, but not the obligation, to terminate the Agreement in its entirety or to terminate any further Development related activities, upon 30 days’ prior written notice. If Sanofi elects not to terminate, Dario will agree to good faith negotiations regarding mitigation strategies as set forth in Section 4.2.6.

12.2.7

Termination by Sanofi for Change of Control of Dario. Dario will notify Sanofi in writing no later than three (3) Business Days after the execution of any agreement pursuant to which Dario would, upon consummation of the underlying transactions, undergo a Change of Control of Dario, in which case Sanofi will be entitled, upon 30 days’ notice, to terminate this Agreement in its entirety upon written notice to Dario no more than 60 days after receipt of such notice, if such Change of Control is the consequence of acquisition of Dario by any of the Sanofi Excluded Companies that offers any product that is substantially similar to an Enhanced Solution. If Sanofi elects not to terminate, Dario will ensure assumption of the Agreement by the acquirer, including the continuation of the licensing rights and royalties as granted to Sanofi under the Agreement.

12.3	Effect of Termination. In the event this Agreement expires or is terminated:
12.3.1

The Parties shall cooperate with each other in good faith to wind down each Party’s performance obligations hereunder and no further activities shall be performed other than as expressly agreed by the Parties in writing including the transfer to Sanofi of Sanofi Foreground IP.

12.3.2	Dario shall remain obligated to make any payments that have accrued prior to the Termination Date.
12.3.3	Dario shall continue to pay to Sanofi the post-Term revenue share amounts for the applicable time periods as set forth in Sections 7.4.1.2, 7.4.2.2, and 7.4.3.

12.3.4	The Health Plan Revenue Share Stoppage will no longer apply to any of Dario’s revenue share payment obligations under Section 7.4.1.2.
12.3.5

In the event of termination due to Dario’s failure to complete a Development Plan under Section 12.2.6 or due to termination for convenience under Section 12.2.5, the Parties will work together to calculate, as of the date of termination, based on the amount of Development Plan milestone payments made by Sanofi to Dario under Section 7.2 and the Fair Market Value of the deliverables that Dario completed and delivered pursuant to the Development Plan, whether Dario will repay any Fair Market Value for deliverables not yet delivered, or whether Sanofi will pay Dario for any Fair Market Value for deliverables delivered, as applicable.

12.3.6	Dario’s reporting obligations to Sanofi under Section 7.8 will continue for the applicable post-Term revenue share periods set forth in Sections 7.4.1.2, 7.4.2.2 and 7.4.3.
12.3.7

In the event of termination due to Dario’s insolvency pursuant to Section 12.2.3, Dario shall immediately proceed with a technology transfer pursuant to Section 4.2.7 of all Dario Foreground IP necessary to complete the approved Development Plans.

12.3.8

In the event of Sanofi termination for convenience under Section 12.2.5, where additional development activities will be completed under an already approved Development Plan in accordance with Section 12.2.5.1, the JSC duties set forth in Section 2.3 will be limited to decisions relating to the existing pre-approved Development Plan.

12.4Survival. Expiration or termination of this Agreement will not affect any rights or obligations that have accrued before expiration or termination, including outstanding payment obligations. The following provisions shall survive and apply after expiration or termination of this Agreement: Sections 5.4.2, 5.4.3, 5.5, 5.6, 7.4.1.2, 7.4.1.3, 7.4.2.2, 7.4.3, 7.8, 7.9, 8.9, 9, 10, 11.1, 11.2, 11.3, 12.3, 12.4 and 13.

13.	MISCELLANEOUS
13.1

Notices. Any notice required to be given hereunder shall be in writing and shall be deemed to have been given: (a) when received, if delivered in person; (b) on the third Business Day following the mailing thereof, if mailed by certified first class mail, postage prepaid, return receipt requested; (c) when received, if delivered by overnight commercial courier service; or (d) on the Business Day sent by electronic mail, provided, however, in the case of electronic mail, the sender arranges for the recipient to acknowledge receipt by return electronic mail, in any such case to the addresses specified below, and sends a physical copy of the notice by one of the other above methods following electronic mail delivery:

If to Dario:

DarioHealth Corp.

18 W 18th Street

New York, NY 10011

Attention: President

Email: rick@dariohealth.com

If to Sanofi:

Sanofi

55 Corporate Drive

Bridgewater, NJ 08807

Attention: Latoya Bascom

Email: Latoya.Bascom@sanofi.com

With a copy to:

Arnold & Porter

250 West 55th Street

New York, New York 10019

Attention: Joshua Blank, Esq

Email: Joshua.Blank@arnoldporter.com

13.2	Governing Law; Jurisdiction; Venue and Service.
13.2.1

Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction. The Parties agree to exclude the application to this Agreement of the United Nations Convention on Contracts for the International Sale of Goods.

13.2.2

Jurisdiction. The Parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of any New York State court sitting in the borough of Manhattan in the City of New York or any federal court sitting in the borough of Manhattan in the City of New York for any action arising out of or relating to this Agreement and agree not to commence any action, suit or proceeding (other than appeals and enforcements of awards therefrom) related thereto except in such courts. The Parties irrevocably and unconditionally waive their right to a jury trial in any such action.

13.2.3

Venue. Subject to Section 13.2.2 the Parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any action arising out of or relating to this Agreement in the courts of the State of New York and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action brought in any such court has been brought in an inconvenient forum.

13.3

Force Majeure. Except with respect to payment obligations, neither Party shall be liable for any failure to perform or any delays in performance, and neither Party shall be deemed to be in breach or default of its obligations set forth in this Agreement, if, to the extent, and for as long as such failure or delay is due to any causes that are beyond its reasonable control and not due to its negligent or wrongful acts or omissions, including such causes as acts of God, fire, flood, severe storm, earthquake, pandemic, civil disturbance, lockout, riot, order of any court or administrative body, embargo, acts of government, war (whether or not declared), acts of terrorism, or other similar causes (“Force Majeure Event”). In the event of a Force Majeure Event, the Party prevented from or delayed in performing shall promptly inform the other Party of the Force Majeure Event and the expected delay, and shall use reasonable efforts to avoid or minimize the delay. The Party affected by the other Party’s delay may elect to suspend performance and extend the time for performance for the duration of the Force Majeure Event.

13.4Use of Names; Publicity. Except to the extent reasonably necessary in furtherance of the co-promotional activities contemplated herein, neither Party shall, without the prior written approval of the other Party: (i) advertise or otherwise publicize the existence or terms of this Agreement or any other aspect of the relationship between the Parties or (ii) use the other Party’s name or any trade name, trademark or service mark belonging to such Party in press releases or in any form of advertising.

13.5

Relationship of the Parties. It is expressly agreed that Dario, on the one hand, and Sanofi, on the other hand, will be independent contractors and that the relationship between the Parties will not constitute a partnership, joint venture or agency. Neither Dario, on the one hand, nor Sanofi, on the other hand, will have the authority to make any statements, representations or commitments of any kind, or to take any action that will be binding on the other, without the prior written consent of the other Party to do so. All persons employed by a Party will be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment will be for the account and expense of such first Party.

13.6

No Third-Party Beneficiaries. This Agreement issued shall not benefit, or create any right or cause of action in or on behalf of, any person or entity other than Sanofi or Dario (including their respective Affiliates, subsidiaries and assignees).

13.7	Successors. This Agreement will bind and inure to the benefit of the successors and permitted assigns of each Party.
13.8

Assignments. Neither Party shall have the right to assign this Agreement or any of its rights or obligations hereunder without prior written consent of the other Party, provided, however, that an assignment may occur without such consent in conjunction with a Change of Control of the assigning Party. This Agreement shall inure to the benefit of and be binding upon each Party, its successors and permitted assigns.

13.9

Rights in Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by Sanofi or Dario are and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code. The Parties agree that the Parties, as licensees of such rights under this Agreement, shall retain and may fully exercise all of their rights and elections under the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against either Party under the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction, the Party hereto that is not a Party to such proceeding shall be entitled to a complete duplicate of (or complete access to, as appropriate) any intellectual property expressly licensed to it hereunder and all embodiments of such intellectual property, which, if not already in the non-subject Party’s possession, shall be promptly delivered to it (i) upon any such commencement of a bankruptcy proceeding upon the non-subject Party’s written request therefor, unless the Party subject to such proceeding elects to continue to perform all of its obligations under this Agreement or (ii) if not delivered under clause (i) above, following the rejection of this Agreement by or on behalf of the Party subject to such proceeding upon written request therefor by the non-subject Party.

13.10

No Waiver. Failure to exert a right under this Agreement does not constitute a waiver of that right or remedy. No waiver of any right or remedy is effective unless in writing and signed by the Party who waives the right or remedy.

13.11

Construction. The headings of this Agreement are for convenience of reference only and do not define, describe, extend or limit the scope or intent of this Agreement or the scope or intent of any provision contained in this Agreement. The term “including” or “includes” as used in this Agreement means including without limiting the generality of any description preceding such term. The wording of this Agreement shall be deemed to be the wording mutually chosen by the Parties and no rule of strict construction shall be applied against any Party. References to any Exhibit, schedule, attachment, or other document are to that Exhibit, schedule, attachment, agreement or other document as this document is modified from time to time. Whenever this Agreement refers to a number of days, unless otherwise specified, such number refers to calendar days.

13.12

Severability. If any provision of this Agreement is determined to be illegal or unenforceable, that provision will be severed from the Agreement and the remainder will remain valid, legal, and enforceable, provided that the surviving portion materially comports with the original intent of the Parties.

13.13	Amendments. All amendments and modifications of this Agreement (including any Exhibit hereto) will require the consent of each Party to be deemed effective.

13.14

Entire Agreement. This Agreement and its Exhibits (and associated attachments) entered into pursuant to this Agreement represent the entire understanding between the Parties relating to the collaboration. This Agreement supersedes all previous agreements between the Parties (oral and written) relating to the collaboration described herein, except for any obligations that, by their terms, survive termination or expiration. To the extent of any conflict between this Agreement and any Exhibit attached hereto, the terms of this Agreement shall prevail.

13.15

Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed to be an original, and all of which shall together constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or other electronic transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes.

Signature page follows

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement effective as of the Restatement Date.

SANOFI US SERVICES, INC.

By:	/s/ Olivier Bogillot
Name:	Olivier Bogillot
Title:	Head of U.S. General Medicines
Date:	July 18, 2023

DARIO HEALTH CORP.

By:	/s/ Richard Anderson
Name:	Richard Anderson
Title:	President
Date:	July 18, 2023

[Signature Page to Collaboration Agreement]

EXHIBIT A

Development Plan Fair Market Value

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EXHIBIT B

Ongoing Relationship between the Parties for Co-Promotion

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EXHIBIT C

Responsibilities for Development

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Exhibit D

Responsibilities for Evidence Generation

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EXHIBIT E

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EXHIBIT F

Agile Methodology

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EXHIBIT G

Existing Customers

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EXHIBIT H

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